Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com



June 28, 2024

**VIA KITEWORKS**

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re:    Amendments to Form 1

Enclosed please find the 2024 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1]  In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2]  Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2024 (the "ICE Organizational Chart").  The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation (f/k/a Creditex Securities Corporation), or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.  Additionally, this Ex. D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).  Ex. D also does not include the financial statements of Closing Technology & Services, Inc. because such entity was not an affiliate of the Exchange during the year ended December 31, 2023.

---

[1]    <u>See</u> Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]    <u>See</u> Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]    <u>See id.</u> at 5, and 82 FR 20671, at 20672.

In addition, Ex. D includes the financial statements for Monty Badger, LLC, OB Acquisition, LLC, and Optimal Blue Holdco, LLC, even though they were not on the ICE Organizational Chart as they were in existence during the year ended December 31, 2023 but have since been dissolved.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

<table>
<tr>
<td>Form 1<br>Page 1<br>Execution<br>Page</td>
<td>UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT</td>
<td>Date filed<br>(MM/DD/YY):<br><br>06/28/24</td>
<td>OFFICIAL<br>USE<br>ONLY</td>
</tr>
</table>

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION     ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

11 Wall Street, New York, NY 10005

24010787

3. Provide the applicant's mailing address (if different):

11 Wall Street, New York, NY 10005

4. Provide the applicant's business telephone and facsimile number:

212-656-2938                                        212-656-8101

(Telephone)                                        (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

Martha Redding          Corporate Secretary          212-656-2938

(Name)                  (Title)                (Telephone Number)

6. Provide the name and address of counsel for the applicant:

Martha Redding

NYSE Holdings LLC

11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
☐ Limited Liability Company   ☐ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 12/21/72     (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware General Corporation Law

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/24

(MM/DD/YY)

NYSE Arca, Inc

(Name of applicant)

By: _____

(Signature)

Martha Redding, Corporate Secretary

(Printed Name and Title)

Subscribed and sworn before me this 28th day of June , 2024 by _____
(Month)    (Year)           (Notary Public)

My Commission expires 8/29/24 County of Westchester State of New York

*This page must always be completed in full with original, manual signature and notarization.*
*Affix notary stamp or seal where applicable.*

Patrick J. Troy
Notary Public, State of New York
Reg. No. 02TR6184992
Qualified in Westchester County
Commission Expires August 29, 2024

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

------------------------------------------------------------

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

----------------------------------------------------

June 2024

--------------------------------------------------

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2024

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Arca, Inc. for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation (f/k/a Creditex Securities Corporation), and ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

This Exhibit D includes the financial statements for Monty Badger, LLC, OB Acquisition, LLC, and Optimal Blue Holdco, LLC, as they were in existence during the year ended December 31, 2023 but have since been dissolved.

This Exhibit D does not include the financial statements of Closing Technology & Services, Inc. because such entity was not an affiliate of the Exchange during the year ended December 31, 2023.



**NYSE AMEX Options LLC**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | | |
|---|---|---|---|
| **CURRENT ASSETS:** | | | |
| | Cash and cash equivalents | $ | 1,462 |
| | Accounts Receivable, Net of Allowance | | 539 |
| | Prepaid Expenses and Other Current Assets | | 86 |
| | Due from affiliates, net | | 275,135 |
| | Income tax receivable | | 1,405 |
| | **Current assets** | | 278,627 |
| | | | |
| **NON-CURRENT ASSETS:** | | | |
| | Goodwill | | 89,412 |
| | Investment in subsidiary | | 59,971 |
| | **Other non-current assets** | | 149,383 |
| | **Assets** | | 428,010 |
| | | | |
| **LIABILITIES and EQUITY:** | | | |
| | | | |
| **CURRENT LIABILITIES:** | | | |
| | Accounts payable and accrued liabilities | | 96 |
| | SEC fees payable | | 2,762 |
| | Deferred revenue | | 109 |
| | **Current liabilities** | | 2,967 |
| | | | |
| **NON-CURRENT LIABILITIES:** | | | |
| | Other non-current liabilities | | 0 |
| | **Non-Current liabilities** | | 0 |
| | **Liabilities** | | 2,967 |
| | | | |
| **Noncontrolling Interest** | | | (27,418) |
| | | | |
| **SHAREHOLDERS EQUITY:** | | | |
| | Additional paid-in capital | | 529 |
| | Retained earnings | | 451,932 |
| | **Equity** | | 452,461 |
| | | | |
| | **Total liabilities and equity** | $ | 428,010 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE AMEX Options LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 71,138 |
| Data services fees, net | | 7,712 |
| Other revenues | | 30,949 |
| Transaction based expenses | | (8,355) |
| **Total revenue, less transaction-based expenses** | | **101,444** |
| | | |
| Professional services | | 30 |
| Technology and communication | | 1,307 |
| Selling, general and administrative | | (75) |
| Affiliate expense | | 29,999 |
| **Operating expenses** | | **31,261** |
| **Operating income** | | **70,183** |
| | | |
| Intercompany Interest income | | 5,142 |
| **Other expense, net** | | **5,142** |
| | | |
| **Pre-tax net income** | | **75,325** |
| | | |
| Income tax expense | | 653 |
| **Net income** | | **74,672** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Andrew Kalotay Associates, Inc.
## Balance Sheet
## As of December 31, 2023
## (Unaudited)
## (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,928 |
| Accounts Receivable, Net | | 13 |
| **Current assets** | | 1,941 |

**NONCURRENT ASSETS:**

| | | |
|---|---|---:|
| Goodwill | | 3,159 |
| Other Intangibles, Net | | 955 |
| **Noncurrent assets** | | 4,114 |
| **Total assets** | $ | 6,055 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | - |
| Due to affiliates, net | | 98 |
| Deferred Revenue | | 10 |
| **Current liabilities** | | 108 |

**NONCURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Deferred Tax Liabilities  Non Current | | 249 |
| **Noncurrent liabilities** | | 249 |
| **Total liabilities** | $ | 357 |

**EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 5,698 |
| **Total equity** | | 5,698 |
| **Total liabilities and equity** | $ | 6,055 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Andrew Kalotay Associates, Inc.
## Statement of Income
## Year Ended December 31, 2023
### (Unaudited)
### (in thousands)

| | |
|---|---:|
| Fixed Income Data Services | 724 |
| **Total Revenue** | 724 |
| | |
| Technology and communications | 9 |
| Rent and other occupancy | (1) |
| Selling, general and administration | 9 |
| Amortization and depreciation | 358 |
| **Operating expenses** | 375 |
| **Operating income** | 349 |
| | |
| **Income Tax Expense** | 63 |
| | |
| **Net income** | $ 286 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



### BAKKT Management Holdings, LLC
### Balance Sheet
### As Of December 31, 2023
### (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**Ballista Holdings, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **OTHER NONCURRENT ASSETS** | | |
| Investment in affiliate | | 3,103 |
| Goodwill | | 1,131 |
| **Other noncurrent assets** | | 4,234 |
| | | |
| **Total assets** | $ | **4,234** |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | $ | 4,691 |
| **Current liabilities** | | 4,691 |
| | | |
| **Total liabilities** | | **4,691** |
| | | |
| **EQUITY:** | | |
| Retained deficit | | (457) |
| **Equity** | | **(457)** |
| | | |
| **Total liabilities and equity** | $ | **4,234** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10 previously filed with the Securities and Exchange Commission.



**Ballista Holdings, LLC**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**

**OPERATING EXPENSES:**

| | | |
|---|---|---|
| Selling, general & administration | $ | - |
| **Operating expenses** | | - |
| | | |
| **Net loss** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# BKFS I Services, LLC
# BALANCE SHEET
### As of December 31, 2023
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 157 |
| Prepaid expenses and other current assets | | 1,123 |
| **Current assets** | | 1,280 |
| | | |
| **Assets** | | 1,280 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 81 |
| Accrued salaries and benefits | 10,835 |
| Other Current Liabilities | 730 |
| **Current liabilities** | 11,646 |
| | |
| **Liabilities** | 11,646 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | (9,975) |
| Retained deficit | | (391) |
| **Equity** | | (10,366) |
| | | |
| **Total liabilities and equity** | $ | 1,280 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**BKFS I Services, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023[1]**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Mortgage Technology | $ | - |
| **Total revenue** | | - |
| | | |
| Compensation and benefits | | 15 |
| Professional services | | 222 |
| Selling, general and administrative | | 154 |
| **Operating expenses** | | **391** |
| **Operating loss** | | **(391)** |
| | | |
| **Net loss** | | **(391)** |

(1) Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income  of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




**Black Knight Data & Analytics, LLC**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**


**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Accounts receivable, net of allowance | $ | 21,333 |
| Prepaid expenses and other current assets | | 35 |
| **Current assets** | | 21,368 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 5,610 |
| Accumulated depreciation | (251) |
| **Property and equipment, net** | 5,359 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred contract costs | 2,962 |
| **Other non-current assets** | 2,962 |
| **Assets** | 29,689 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 3,165 |
| Accrued salaries and benefits | 8,073 |
| Other Current Liabilities | 3,943 |
| Income Tax Payable | 22 |
| Deferred revenue | 3,573 |
| **Current liabilities** | 18,776 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non-current liabilities | 40 |
| Deferred revenue - long term | 174 |
| **Non-current liabilities** | 214 |
| **Liabilities** | 18,990 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | (147,565) |
| Retained earnings | | 158,264 |
| **Equity** | | 10,699 |
| **Total liabilities and equity** | $ | 29,689 |

 TRADE THE WORLD"

**Black Knight Data & Analytics, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**[1]
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Mortgage Technology | $ | 150,864 |
| Affiliate revenue | | 383 |
| **Total revenue** | | **151,247** |
| | | |
| Compensation and benefits | | 48,783 |
| Technology and communication | | 44,561 |
| Rent and occupancy | | 537 |
| Selling, general and administrative | | 7,626 |
| Depreciation and amortization | | 12,119 |
| Affiliate expense | | 24,749 |
| **Operating expenses** | | **138,375** |
| **Operating income** | | **12,872** |
| | | |
| Interest income | | 46 |
| Other income, net | | 145,346 |
| **Other income, net** | | **145,392** |
| | | |
| **Net income** | | **158,264** |

.

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income  of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Black Knight Financial Services, Inc.
## BALANCE SHEET
### As of December 31, 2023
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 10 |
| Due from affiliates | | 13,640 |
| Income tax receivable | | 152,808 |
| **Current assets** | | 166,458 |
| | | |
| **Assets** | | 166,458 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Other current liabilities | - |
| **Current liabilities** | - |
| | |
| **Liabilities** | - |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | (1,240,763) |
| Retained earnings | | (95) |
| Accumulated other comprehensive income | | 1,407,316 |
| **Equity** | | 166,458 |
| | | |
| **Total liabilities and equity** | $ | 166,458 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Financial Services, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**[1]
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Mortgage Technology | $ - |
| **Total revenue** | - |
| | |
| Selling, general and administrative | 4 |
| **Operating expenses** | 4 |
| **Operating loss** | (4) |
| | |
| **Pre-tax net loss** | (4) |
| Income tax expense | 91 |
| **Net loss** | (95) |

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Black Knight Financial Services, LLC
# BALANCE SHEET
## As of December 31, 2023
## (Unaudited)
## (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Other current assets | | $ - |
| **Current assets** | | - |
| **Assets** | | - |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates | | 1 |
| **Current liabilities** | | 1 |
| **Liabilities** | | 1 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | (215,611) |
| Retained earnings | | 215,610 |
| **Equity** | | (1) |
| **Total liabilities and equity** | | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Financial Services, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Mortgage Technology | $ | - |
| **Total revenue** | | - |
| | | |
| Selling, general and administrative | | 1 |
| **Operating expenses** | | 1 |
| **Operating loss** | | (1) |
| | | |
| **Net loss before equity earnings** | | (1) |
| | | |
| Equity Earnings in Subsidiaries | | 215,611 |
| | | |
| **Net income** | | 215,610 |

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Black Knight Government Solutions, LLC
## BALANCE SHEET
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **CURRENT ASSETS:** | |
| Other current assets | $ - |
| **Current assets** | - |
| **Assets** | - |
| | |
| **LIABILITIES and EQUITY:** | |
| | |
| **CURRENT LIABILITIES:** | |
| Due to affiliates | 2 |
| **Current liabilities** | 2 |
| | |
| **Liabilities** | 2 |
| | |
| **SHAREHOLDERS EQUITY:** | |
| Additional paid-in capital | (2) |
| **Equity** | (2) |
| **Total liabilities and equity** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Black Knight Inc.
# BALANCE SHEET
### As of December 31, 2023
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Income tax receivable | $ | 3,007 |
| **Current assets** | | 3,007 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 1,128,500 |
| Accumulated depreciation | (39,371) |
| **Property and equipment, net** | 1,089,129 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 9,379,818 |
| Other intangibles, net | 3,157,663 |
| Other non-current assets | 559,941 |
| **Other non-current assets** | 13,097,422 |
| **Assets** | 14,189,558 |

**LIABILITIES and EQUITY:**

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Deferred tax liabilities - current | $ | 1,254,308 |
| Other non-current liabilities | | 11,635 |
| **Non-current liabilities** | | 1,265,943 |
| **Liabilities** | | 1,265,943 |

**SHAREHOLDERS EQUITY:**

| | |
|---|---:|
| Contributed capital | 11,537,864 |
| Retained earnings | 1,385,751 |
| **Equity** | 12,923,615 |
| **Total liabilities and equity** | 14,189,558 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**[1]
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Mortgage Technology | $ | - |
| **Total revenue** | | **-** |
| | | |
| Compensation and benefits | | 21 |
| Depreciation and amortization | | 140,967 |
| **Operating expenses** | | **140,988** |
| **Operating loss** | | **(140,988)** |
| | | |
| **Pre-tax net loss** | | **(140,988)** |
| Income tax benefit | | 40,919 |
| **Net loss** | | **(100,069)** |

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight InfoServ, LLC**
**BALANCE SHEET**
As of December 31, 2023
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 3,008 |
| Due from affiliates | | 4,118 |
| Prepaid expenses and other current assets | | 38 |
| Income tax receivable | | 5,892 |
| **Current assets** | | 13,056 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 174 |
| Accumulated depreciation | (11) |
| **Property and equipment, net** | 163 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other non-current assets | 710,543 |
| Deferred tax assets | 98,600 |
| **Other non-current assets** | 809,143 |
| **Assets** | 822,362 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 57,149 |
| Other Current Liabilities | 20,234 |
| Income Tax Payable | 456 |
| **Current liabilities** | 77,839 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non-current liabilities | 32,087 |
| Long Term Debt | 1,121,987 |
| **Non-current liabilities** | 1,154,074 |
| **Liabilities** | 1,231,913 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | (113,113) |
| Retained deficit | | (296,048) |
| Accumulated other comprehensive income | | (390) |
| **Equity** | | (409,551) |
| **Total liabilities and equity** | $ | 822,362 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight InfoServ, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023[1]**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Mortgage Technology | | $ - |
| | **Total revenue** | **-** |
| | | |
| Professional services | | 35 |
| Rent and occupancy | | 2,159 |
| Selling, general and administrative | | 227,448 |
| Depreciation and amortization | | 33 |
| | **Operating expenses** | **229,675** |
| | **Operating loss** | **(229,675)** |
| | | |
| Interest income | | 24,281 |
| Affiliate interest income | | 6,744 |
| Interest expense | | (110,112) |
| Other income, net | | 33,746 |
| | **Other income, net** | **(45,341)** |
| | **Pre-tax net loss** | **(275,016)** |
| | | |
| Income tax expense | | 90,734 |
| | **Net loss before equity earnings** | **(365,750)** |
| | | |
| Equity Earnings in Subsidiaries | | (1,906) |
| | **Net loss** | **(367,656)** |

.

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income  of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight IP Holding Company, LLC**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Other current assets | | $ - |
| **Current assets** | | - |
| **Assets** | | - |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates | | 2 |
| **Current liabilities** | | 2 |
| **Liabilities** | | 2 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | (2) |
| **Equity** | | (2) |
| **Total liabilities and equity** | | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Black Knight Servicing Technologies, LLC
## BALANCE SHEET
### As of December 31, 2023
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,208 |
| Accounts receivable, net of allowance | | 111,624 |
| Prepaid expenses and other current assets | | 19,921 |
| Income tax receivable | | 28 |
| **Current assets** | | 132,781 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 130,131 |
| Accumulated depreciation | (6,892) |
| **Property and equipment, net** | 123,239 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other non-current assets | 9,870 |
| Deferred contract costs | 7,198 |
| **Other non-current assets** | 17,068 |
| **Assets** | 273,088 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 212 |
| Accrued salaries and benefits | 17,095 |
| Other Current Liabilities | 20,284 |
| Deferred revenue | 26,692 |
| **Current liabilities** | 64,283 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non-current liabilities | 269 |
| Deferred revenue - long term | 20,765 |
| **Non-current liabilities** | 21,034 |
| **Liabilities** | 85,317 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | (257,516) |
| Retained earnings | | 445,287 |
| **Equity** | | 187,771 |
| **Total liabilities and equity** | $ | 273,088 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Servicing Technologies, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**[1]
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Mortgage Technology | $ | 874,698 |
| **Total revenue** | | **874,698** |
| | | |
| Compensation and benefits | | 255,573 |
| Technology and communication | | 80,504 |
| Rent and occupancy | | 10,607 |
| Selling, general and administrative | | 14,573 |
| Depreciation and amortization | | 89,200 |
| Affiliate expense | | (20,748) |
| **Operating expenses** | | **429,709** |
| **Operating income** | | **444,989** |
| | | |
| Interest income | | 302 |
| **Other income, net** | | **302** |
| **Net income** | | **445,291** |

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## Black Knight Technologies, LLC
## BALANCE SHEET
### As of December 31, 2023
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Accounts receivable, net of allowance | $ | 8,287 |
| Prepaid expenses and other current assets | | 67,917 |
| **Current assets** | | 76,204 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 1,972 |
| Accumulated depreciation | (125) |
| **Property and equipment, net** | 1,847 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other intangibles, net | (2,082) |
| Other non-current assets | 1,134 |
| Deferred contract costs | 284 |
| **Other non-current assets** | (664) |
| **Assets** | 77,387 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accrued salaries and benefits | 34,360 |
| Other Current Liabilities | 5,971 |
| Income Tax Payable | 1,893 |
| Deferred revenue | 3,450 |
| **Current liabilities** | 45,674 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non-current liabilities | 244 |
| Deferred revenue - long term | 563 |
| **Non-current liabilities** | 807 |
| **Liabilities** | 46,481 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 31,334 |
| Accumulated other comprehensive income | | (428) |
| **Equity** | | 30,906 |
| **Total liabilities and equity** | $ | 77,387 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Black Knight Technologies, LLC
## STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Mortgage Technology | $ | 64,286 |
| **Total revenue** | | **64,286** |
| | | |
| Compensation and benefits | | 225,809 |
| M&A | | 33,445 |
| Technology and communication | | 25,902 |
| Rent and occupancy | | 735 |
| Selling, general and administrative | | 98,292 |
| Depreciation and amortization | | 13,468 |
| Affiliate expense | | (2,037) |
| **Operating expenses** | | **395,614** |
| **Operating loss** | | **(331,328)** |
| | | |
| Interest income | | 240 |
| Interest expense | | (1) |
| Other income, net | | (11,152) |
| **Other income, net** | | **(10,913)** |
| **Net loss before equity earnings** | | **(342,241)** |
| | | |
| Equity Earnings in Subsidiaries | | (118) |
| Income/(Expense) from Discontinued Operations | | (4,293) |
| | | |
| **Net loss** | | **(346,652)** |

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income  of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**BRIX Holding Company, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**
**(In thousands)**

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Due to affiliate | $ | 1 |
| **Current liabilities** | | 1 |
| **Total liabilities** | | 1 |

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 2,703 |
| Retained deficit | | (2,704) |
| **Equity** | | (1) |

| | | |
|---|---|---|
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**BRIX Holding Company, LLC**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**

.

**OTHER EXPENSE:**

| | |
|---|---:|
| Other expense | - |
| **Other expense** | - |
| | |
| **Net loss** | $ 0 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Chatham Energy, LLC**
**Balance Sheet**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Due from affiliate | $ | 146 |
| **Current assets** | | 146 |
| | | |
| **OTHER NON-CURRENT ASSETS** | | |
| Goodwill | | 5,402 |
| **Other non-current assets** | | 5,402 |
| | | |
| **Total assets** | $ | **5,548** |
| | | |
| **LIABILITIES AND EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 2 |
| Accrued salaries and benefits | | 1 |
| **Current liabilities** | | 3 |
| | | |
| **Total liabilities** | | **3** |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 28,956 |
| Retained deficit | | (23,411) |
| **Equity** | | **5,545** |
| | | |
| **Total liabilities and equity** | $ | **5,548** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**REVENUES:**

| | | |
|---|---|---:|
| Revenue from affiliate | $ | 539 |
| **Operating revenues** | | **539** |

**OPERATING EXPENSES:**

| | |
|---|---:|
| Compensation and benefits | 329 |
| Professional services | 7 |
| Rent and occupancy | 76 |
| Technology and communication | 30 |
| Selling, general and administrative | 12 |
| Intercompany affiliate expense | 47 |
| **Operating expenses** | **501** |

| | | |
|---|---|---:|
| **Net income** | $ | 38 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



### Chicago Climate Exchange, Inc.
### Balance Sheet
### As Of December 31, 2023
### (Unaudited)
### (In thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 49 |
| Prepaid Expenses and Other Current Assets | | 5 |
| Income tax receivable | | 4 |
| Due from affiliates, net | | 730 |
| **Current assets** | | 788 |
| | | |
| **OTHER NON-CURRENT ASSETS** | | |
| Investment in subsidiary | | 33,332 |
| **Other non-current assets** | | 33,332 |
| | | |
| **Total assets** | $ | 34,120 |
| | | |
| **LIABILITIES AND EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | - |
| **Current liabilities** | | 0 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - non-current | | 6,825 |
| **Non-current liabilities** | | 6,825 |
| | | |
| **Total liabilities** | | 6,825 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 1,950 |
| Retained earnings | | 21,838 |
| Accumulated other comprehensive income | | 3,507 |
| **Equity** | | 27,295 |
| | | |
| **Total liabilities and equity** | $ | 34,120 |

f management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
ecessary to fairly present our financial position and results of operations for the period presented. Certain information
ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of
een condensed or omitted. These financial statements do not include income taxes accounting and equity method
balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange,
e parent company) at that date but does not include all of the information required by generally accepted accounting
mplete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange,
tements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-
d with the Securities and Exchange Commission.



**Chicago Climate Exchange, Inc.**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general & administration | | 20 |
| **Operating expenses** | | **20** |
| | | |
| **Operating loss** | | **(20)** |
| | | |
| **OTHER EXPENSE:** | | |
| **Other expense** | | **0** |
| | | |
| **Pre-tax net loss** | | **(20)** |
| | | |
| Income tax benefit | | 2,246 |
| | | |
| **Net income** | $ | **2,226** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Chicago Climate Futures Exchange, LLC
## Balance Sheet
## As Of December 31, 2023
## (Unaudited)
## (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | - |
| **Current assets** | | - |

**OTHER NON-CURRENT ASSETS**

| | | |
|---|---|---:|
| Investment in subsidary | | 2,529 |
| **Other non-current assets** | | 2,529 |
| **Total Assets** | $ | 2,529 |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates | $ | - |
| **Current liabilities** | | - |
| **Total liabilities** | | - |

**EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 2,529 |
| **Member Equity** | | 2,529 |

## Total Liabilities and Member Equity

| | | |
|---|---|---:|
| | $ | 2,529 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**Chicago Climate Futures Exchange, LLC**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general and administrative | | - |
| **Operating expenses** | | - |
| | | |
| **Net loss** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CHXBD, LLC
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

**Current assets:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | - |
| Due from affiliates, net | | - |
| **Current assets** | | - |
| | | |
| **Total assets** | | - |

### LIABILITIES and EQUITY

**Equity:**

| | | |
|---|---|---|
| Retained earnings | | - |
| **Total equity** | | - |
| | | |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CHXBD, LLC**
**Statement of Income**
**Year Ended December 31, 2023**
(Unaudited)
(in thousands)

**Revenues:**

| | | |
|---|---|---|
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Selling, general and adminstrative | | - |
| **Operating expenses** | | - |
| **Operating loss** | | - |
| | | |
| **Pre-tax net loss** | | - |
| Income tax benefit | | - |
| **Net loss** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Collateral Analytics, LLC**
**BALANCE SHEET**
As of December 31, 2023
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Accounts receivable, net of allowance | $ | 1,811 |
| Prepaid expenses and other current assets | | 2,234 |
| Income tax receivable | | 239 |
| **Current assets** | | 4,284 |

**PLANT PROPERTY AND EQUIPMENT:**

| | | |
|---|---|---:|
| Property and equipment | | 430 |
| Accumulated depreciation | | (12) |
| **Property and equipment, net** | | 418 |

**NON-CURRENT ASSETS:**

| | | |
|---|---|---:|
| Other non-current assets | | 7 |
| Deferred contract costs | | 137 |
| **Other non-current assets** | | 144 |
| **Assets** | | 4,846 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 48 |
| Accrued salaries and benefits | | 130 |
| Other Current Liabilities | | 318 |
| Deferred revenue | | 118 |
| **Current liabilities** | | 614 |
| **Liabilities** | | 614 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 3,676 |
| Retained earnings | | 558 |
| **Equity** | | 4,234 |
| **Total liabilities and equity** | $ | 4,848 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Collateral Analytics, LLC
## STATEMENT OF INCOME
### Year Ended December 31, 2023[1]
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| Mortgage Technology | $ | 15,723 |
| **Total revenue** | | **15,723** |
| | | |
| Compensation and benefits | | 9,909 |
| Professional services | | 91 |
| Technology and communication | | 2,197 |
| Rent and occupancy | | 18 |
| Selling, general and administrative | | 212 |
| Depreciation and amortization | | 3,013 |
| Affiliate expense | | (275) |
| **Operating expenses** | | **15,165** |
| **Operating income** | | **558** |
| | | |
| **Net income** | | **558** |

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Commodities Exchange Center**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total Assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

.

**MEMBER EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Member equity** | | 1 |
| | | |
| **Total member equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



# CREDIT MARKET ANALYSIS USA, Inc.
## BALANCE SHEET
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,164 |
| Income tax receivable | | 44 |
| **Current assets** | | 2,208 |

**PROPERTY AND EQUIPMENT**

| | |
|---|---:|
| Property and equipment cost | 1,354 |
| Accumulated depreciation | (1,351) |
| **Property and equipement, net** | 3 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred tax assets- noncurrent | 1,027 |
| **Other non-current assets** | 1,027 |
| **Assets** | 3,238 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accrued salaries and benefits | 122 |
| Due to affiliates, net | 4,180 |
| **Current liabilities** | 4,302 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 651 |
| Retained deficit | | (1,715) |
| **Equity** | | (1,064) |
| **Total liabilities and equity** | $ | 3,238 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDIT MARKET ANALYSIS USA, Inc.
## STATEMENT OF INCOME
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Affiliate income | $ | 689 |
| **Total revenue** | | **689** |
| | | |
| Compensation and benefits | | 693 |
| Rent and Other Occupancy | | 61 |
| Selling, general and administrative | | 3 |
| Depreciation and amortization | | 2 |
| **Operating expenses** | | **759** |
| **Operating loss** | | **(70)** |
| | | |
| Other income, net | | (2) |
| **Other income, net** | | **(2)** |
| **Pre-tax net loss** | | **(72)** |
| | | |
| Income tax benefit | | (15) |
| **Net loss** | | **(57)** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CREDITEX GROUP, INC.**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | | |
|---|---|---|---|
| Cash and cash equivalents | | $ | 13,493 |
| Prepaid expenses and other current assets | | | 80 |
| Current income tax receivable | | | 242 |
| | **Current assets** | | 13,815 |

**PLANT PROPERTY AND EQUIPMENT:**

| | | | |
|---|---|---|---|
| Operating Lease Right of Use Asset | | | 2,452 |
| Property and equipment cost | | | 43,072 |
| Accumulated depreciation | | | (34,038) |
| | **Property and equipment, net** | | 11,486 |

**OTHER NON-CURRENT ASSETS:**

| | | | |
|---|---|---|---|
| Goodwill | | | 358,772 |
| Other noncurrent assets | | | 582 |
| | **Other non-current assets** | | 359,354 |
| | **Assets** | | 384,655 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | | |
|---|---|---|---|
| Accounts payable and accrued liabilities | | | 151 |
| Accrued salaries and benefits | | | 7,534 |
| Other Current Liabilities | | | 1,180 |
| Due to affiliates, net | | | 13,076 |
| | **Current liabilities** | | 21,941 |

**NON-CURRENT LIABILITIES:**

| | | | |
|---|---|---|---|
| Deferred tax liabilities - noncurrent | | | 32,902 |
| Other Non Current Liabilities | | | 1,316 |
| | **Non-current liabilities** | | 34,218 |
| | **Liabilities** | | 56,159 |

**EQUITY:**

| | | | |
|---|---|---|---|
| Additional Paid in Capital | | | 44,340 |
| Contributed capital | | | 407,326 |
| Retained deficit | | | (124,863) |
| Accumulated other comprehensive income | | | 1,693 |
| | **Equity** | | 328,496 |
| | **Total liabilities and equity** | $ | 384,655 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITEX GROUP, INC.
## STATEMENT OF INCOME
### Year Ended December 31, 2023
### (Unaudited)
### (In thousands)

| | | |
|---|---|---:|
| Total Fixed Income & Data Services Revenues | $ | 62 |
| Affiliate revenue | | 31,072 |
| Total revenue | | 31,134 |
| | | |
| Compensation and benefits | | 27,569 |
| Professional services | | 193 |
| Technology and communications | | 293 |
| Rent and other occupancy | | 1,031 |
| Selling, general & administration | | 432 |
| Amortization & depreciation expense | | 5,633 |
| Service & license fees to affiliate | | 4,750 |
| Operating expenses | | 39,901 |
| Operating loss | | (8,767) |
| | | |
| Interest income | | 379 |
| Interest income from affiliates | | 2,298 |
| Other income, net | | 69 |
| Other income, net | | 2,746 |
| | | |
| Pre-tax net loss | | (6,021) |
| Income tax expense | | 1,490 |
| Net loss | $ | (7,511) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Creditex Holdco, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | $ | 1 |
| **Total assets** | | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Member equity** | | 1 |
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,231 |
| Accounts receivable, net of allowance | | 1,621 |
| Due from affiliates, net | | 91,812 |
| **Assets** | $ | 94,664 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | - |
| **Current liabilities** | | - |
| **Liabilities** | | - |
| Contributed capital | | 90,241 |
| Retained earnings | | 4,423 |
| **Equity** | $ | 94,664 |
| **Total liabilities and equity** | $ | 94,664 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITEX, LLC
## STATEMENT OF INCOME
### Year Ended December 31, 2023
### (Unaudited)
### (In thousands)

| | | |
|---|---|---:|
| Fixed Income & Data Services Revenues | $ | 4,262 |
| **Total revenue** | | 4,262 |
| | | |
| Selling, general & administration | | 223 |
| Affiliate expense | | 93 |
| **Operating expenses** | | 316 |
| | | |
| **Operating income** | | 3,946 |
| | | |
| Other income, net | | 27 |
| | | |
| **Pre-tax net income** | | 3,973 |
| | | |
| **Net income** | $ | 3,973 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITTRADE, INC.
# BALANCE SHEET
### As of December 31, 2023
### (Unaudited)

## CURRENT ASSETS:

| | | |
|---|---|---:|
| Income Tax Receivable | | 3 |
| Due from affiliates, net | | 6,592 |
| | Current Assets | 6,595 |

## OTHER NONCURRENT ASSETS:

| | | | |
|---|---|---|---:|
| Deferred tax asset - noncurrent | | $ | 544 |
| | Other noncurrent assets | | 544 |
| | Assets | $ | 7,139 |

## LIABILITIES and EQUITY:
## CURRENT LIABILITIES:

| | | |
|---|---|---:|
| Due to affiliates, net | | - |
| | Current liabilities | - |

## EQUITY:

| | | |
|---|---|---:|
| Contributed Capital | | 201,492 |
| Retained deficit | | (194,935) |
| Accumulated other comprehensive income | | 582 |
| | Equity | 7,139 |
| | Total liabilities and equity | $ 7,139 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITTRADE, INC.
## STATEMENT OF INCOME
### Year Ended December 31, 2023
### (Unaudited)
### (In thousands)

| | |
|---|---:|
| Total revenue | $ - |
| | - |
| Operating expenses | - |
| Operating income | - |
| Other income, net | 45 |
| Pre-tax net income | 45 |
| Income tax expense | 359 |
| Net loss | $ (314) |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# DCFB LLC
## Balance Sheet
## As Of December 31, 2023
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**eCops, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

## ASSETS:

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

## LIABILITIES AND MEMBER EQUITY:

## MEMBER EQUITY:

| | | |
|---|---|---|
| Member capital | | 1 |
| **Member Equity** | | 1 |
| **Total Member Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.




**eMBS LLC**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**


**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Other current assets | $ | - |
| **Current assets** | | - |
| **Assets** | | - |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates | | 10,226 |
| **Current liabilities** | | 10,226 |
| **Liabilities** | | 10,226 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | (9,331) |
| Retained earnings | | (895) |
| **Equity** | | (10,226) |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**eMBS LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Mortgage Technology | $ | - |
| **Total revenue** | | **-** |
| | | |
| Technology and communication | | 7 |
| Depreciation and amortization | | 888 |
| **Operating expenses** | | **895** |
| **Operating loss** | | **(895)** |
| | | |
| **Net loss** | | **(895)** |

.

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Enterprises Aviation, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | |
|---|---:|
| **CURRENT ASSETS:** | |
| Prepaid expenses and other current assets | 134 |
| Income Tax Receivable | 70 |
| Due from affliliate, net | 2,136 |
| **Current assets** | 2,340 |
| | |
| **NON-CURRENT ASSETS:** | |
| Deferred Tax Asset | 80 |
| **Non-current assets** | 80 |
| | |
| **Total assets** | $ 2,420 |
| | |
| **LIABILITIES and EQUITY:** | |
| | |
| **CURRENT LIABILITIES:** | |
| Accounts payable and accrued liabilities | 30 |
| Accrued salaries and benefits | 269 |
| **Current liabilities** | **299** |
| | |
| **EQUITY:** | |
| Contributed capital | 1,394 |
| Retained earnings | 727 |
| **Equity** | **2,121** |
| | |
| **Total liability and equity** | $ 2,420 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Enterprises Aviation, LLC**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general and administrative | | (8) |
| **Operating expenses** | | (8) |
| | | |
| **Pre-tax net loss** | | 8 |
| | | |
| Income tax benefit | | 32 |
| | | |
| **Net Loss** | $ | (24) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**essDOCS Amercias Limited**
**Balance Sheet**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 4 |
| Income Tax Receivable | | - |
| **Current assets** | | 4 |
| | | |
| **Total assets** | $ | 4 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts Payable and Accrued Liabilites | | - |
| Due to affiliates, net | $ | 576 |
| **Current liabilities** | | 576 |
| | | |
| **NONCURRENT LIABILITIES:** | | |
| Deferred Tax Liabilities  Non Current | | 22 |
| **Noncurrent liabilities** | | 22 |
| | | |
| **Total liabilities** | $ | 598 |
| | | |
| **EQUITY:** | | |
| Retained deficit | | (594) |
| **Total equity** | | (594) |
| | | |
| **Total liabilities and equity** | $ | 4 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# essDOCS Amercias Limited
## Statement of Income
## Year Ended December 31, 2023
## (Unaudited)
## (in thousands)

**Revenue:**

| | |
|---|---:|
| Transaction fees, net | - |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Professional services | (1) |
| **Operating expenses** | (1) |
| **Other Income Net** | - |
| **Operating income** | 1 |
| **Income Tax Expense** | 1 |
| | |
| **Net income** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# FINRA/NYSE Trade Reporting Facility LLC
## Balance Sheet
## As Of December 31, 2023
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**Guaranty Clearing Corporation**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | $ | 1 |
| **Total assets** | | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| | | |
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



# Hawk Enterprises 1, Inc.
# Balance Sheet
# As Of December 31, 2023
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.



**Hawk Enterprises 2, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar
Commission.



# Hercules Solutions LLC
## Balance Sheet
### As of December 31, 2023
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **NONCURRENT ASSETS:** | | |
| Other Intangibles, Net | | 2,969 |
| Investment in subsidiary | | 151 |
| **Noncurrent assets** | | 3,120 |
| | | |
| **Total assets** | $ | 3,120 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates, net | $ | 336 |
| **Current liabilities** | | 336 |
| | | |
| **Total liabilities** | $ | 336 |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 2,784 |
| **Total equity** | | 2,784 |
| | | |
| **Total liabilities and equity** | $ | 3,120 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Hercules Solutions LLC
## Statement of Income
## Year Ended December 31, 2023
## (Unaudited)
## (in thousands)

**Revenue:**

| | |
|---|---:|
| OTC Revenue | - |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Technology and communications | 66 |
| Rent and Other Occupancy | 5 |
| Amortization and depreciation | 1,187 |
| **Operating expenses** | 1,258 |
| **Operating loss** | (1,258) |
| | |
| **Net loss** | $    (1,258) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Highway Networks LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**ICE 4165, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **OTHER NON-CURRENT ASSETS:** | | |
| Operating Lease Right of Use Asset | | 1,032 |
| Property and Equipment | | 12,674 |
| Accumulated depreciation | | (4,284) |
| Other Non Current Assets | | 13 |
| **Non-current assets** | | 9,435 |
| | | |
| **Total assets** | | 9,435 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accrued payable and Accrued Liabilities | $ | 43 |
| Other Current Liabilities | | 61 |
| Due to affilates, net | | 1,448 |
| **Current liabilities** | | 1,552 |
| | | |
| **NON CURRENT LIABILITIES:** | | |
| Other Non current liabilities | $ | 989 |
| **Non Current liabilities** | | 989 |
| | | |
| **EQUITY:** | | |
| Member capital | | 6,894 |
| **Equity** | | **6,894** |
| | | |
| **Total liabilities and equity** | $ | **9,435** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE 4165, LLC**
**Statement of Income**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **Revenue:** | |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Selling, general, and administrative | 196 |
| Amortization and Depreciation | 670 |
| **Operating expenses** | 866 |
| **Operating loss** | (866) |
| | |
| **Pre-tax net loss** | (866) |
| Income tax expense | 0 |
| **Net loss** | $ (866) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE 5660, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**PROPERTY PLANT AND EQUIPMENT:**

| | | |
|---|---|---:|
| Property and equipment cost | | 142,536 |
| Accumulated depreciation | | (74,854) |
| Property and equipment, net | | 67,682 |
| | | |
| **NON-CURRENT ASSETS** | | |
| Other non-current assets | | 138 |
| **Non-current assets** | | 138 |
| | | |
| **Total assets** | $ | 67,820 |

**LIABILITIES AND EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 897 |
| Due to affiliate, net | | 9,417 |
| **Current liabilities** | | 10,314 |
| | | |
| **Total liabilities** | | 10,314 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 37,776 |
| Retained earnings | | 19,730 |
| **Equity** | | 57,506 |
| | | |
| **Total liabilities and equity** | $ | 67,820 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE 5660, LLC**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

.

**OPERATING EXPENSES:**

| | |
|---|---:|
| Professional Services | 711 |
| Rent and other occupancy | 4,046 |
| Selling, general and administrative | 2,120 |
| Amortization and depreciation expense | 6,604 |
| **Operating expenses** | **13,481** |
| | |
| **Net loss** | $ **(13,481)** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Atrium Inc.**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| | Cash and cash equivalents | $ 931 |
| | Income Tax receivable | 29 |
| | Prepaid expenses and other current assets | 167 |
| | **Current assets** | 1,127 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| | Property and equipment | 1,890 |
| | Accumulated depreciation | (1,649) |
| | **Property and equipment, net** | 241 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| | Goodwill | 1,126 |
| | Deferred tax assets - noncurrent | 689 |
| | **Other non-current assets** | 1,815 |
| | **Assets** | 3,183 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| | Accounts payable and accrued liabilities | 56 |
| | Accrued salaries and benefits | 308 |
| | Due to affiliates, net | 20,256 |
| | **Current liabilities** | 20,620 |
| | | |
| | **Liabilities** | 20,620 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| | Contributed capital | 497 |
| | Retained deficit | (17,934) |
| | **Equity** | (17,437) |
| | **Total liabilities and equity** | $ 3,183 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Atrium Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Data services fees, net | $ - |
| **Total revenue** | **0** |
| Compensation and benefits | 1,483 |
| Professional Services | (1) |
| Technology and communication | 838 |
| Rent and occupancy | 121 |
| Selling, general and administrative | 7 |
| Depreciation and amortization | 187 |
| Affiliate expense | 431 |
| **Operating expenses** | **3,066** |
| **Operating loss** | **(3,066)** |
| Other expense (income), net | 33 |
| **Other expense, net** | **33** |
| **Pre-tax net loss** | **(3,099)** |
| Income tax benefit | 588 |
| **Net loss** | **(2,511)** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE BRAZIL TECHNOLOGY, LLC**
**BALANCE SHEET**
As of December 31, 2023
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Due from affiliate, net | $ | 338 |
| **Current assets** | | 338 |
| **Assets** | | 338 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | - |
| **Current liabilities** | 0 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 338 |
| **Equity** | | 338 |
| **Total liabilities and equity** | $ | 338 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE BRAZIL TECHNOLOGY, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2023
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Total revenue** | $ - |
| Selling, general and administrative | - |
| **Operating expenses** | - |
| | |
| **Pre-tax net income** | - |
| **Income tax expense** | - |
| **Net income** | - |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Clear Credit LLC**

**Balance Sheet**

**As of December 31, 2023**

(Unaudited)

(in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 231,956 |
| Cash - clearing member deposits | | 31,369,902 |
| Accounts receivable, net of allowance | | 8,014 |
| Restricted Cash | | 106,200 |
| Prepaid expenses and other current assets | | 19,525 |
| **Current Assets** | | 31,735,597 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment cost | | 72,421 |
| Accumulated depreciation | | (56,566) |
| **Property and equipment, net** | | 15,855 |
| | | |
| **OTHER NONCURRENT ASSETS:** | | |
| Restricted cash long term | | 50,000 |
| **Other noncurrent assets** | | 50,000 |
| | | |
| **Assets** | $ | 31,801,452 |
| | | |
| **LIABILITIES and MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 117,646 |
| Accrued salaries and benefits | | 5,781 |
| Due from affiliates, net | | 10,011 |
| Margin deposits and guaranty funds | | 31,369,902 |
| Deferred revenue | | 3,737 |
| **Current liabilities** | | 31,507,077 |
| | | |
| **NONCURRENT LIABILITIES:** | | |
| Other Non Current Liabilities | | 0 |
| **Noncurrent liabilities** | | 0 |
| | | |
| **Liabilities** | | 31,507,077 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 126,800 |
| Retained earnings | | 167,575 |
| **Total equity** | | 294,375 |
| | | |
| **Total liabilities and equity** | $ | 31,801,452 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Clear Credit LLC
## Statement of Income
## Year Ended December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Credit and Other | $ | 324,052 |
| Fixed Income Data Services | | 364 |
| Affiliate revenue | | 2,522 |
| **Total Revenue** | | 326,938 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 17,650 |
| Professional services | | 993 |
| Technology and communication | | 6,514 |
| Rent and occupancy | | 1,327 |
| Selling, general and administrative | | 2,037 |
| Depreciation and amortization | | 9,731 |
| Service and license fees to affiliates | | 33,154 |
| **Operating Expenses** | | 71,406 |
| **Operating Income** | | 255,532 |
| | | |
| Other income, net | | 9,396 |
| **Pre-Tax Net Income** | | 264,928 |
| Income tax expense | | - |
| **Net Income** | $ | 264,928 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Clear U.S., Inc.
# Balance Sheet
# As of December 31, 2023
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---|
| Cash and cash equivalents | 32,927 |
| Margin deposits and guaranty funds | 5,302,193 |
| Restricted Cash | 111,600 |
| Accounts receivable, net of allowance | 45,094 |
| Current income tax receivable | 79 |
| Prepaid expenses and other current assets | 3,846 |
| Current assets | 5,495,739 |

**Other non-current assets:**

| | |
|---|---|
| Restricted Cash LT | 74,560 |
| Deferred tax asset - noncurrent | 5,821 |
| **Other non-current assets** | 80,381 |
| | |
| **Total assets** | 5,576,120 |

**Current liabilities:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 23,344 |
| Accrued salaries and benefits | 2,308 |
| Margin deposits and guaranty funds | 5,302,193 |
| Deferred Revenue | 1,550 |
| Due to affiliates, net | 31,951 |
| **Current liabilities** | 5,361,346 |

**NONCURRENT LIABILITIES:**

| | |
|---|---|
| Other noncurrent liabilities | 22,888 |
| **Noncurrent Liabilities** | 22,888 |
| | |
| **Total liabilities** | 5,384,234 |

**Equity:**

| | |
|---|---|
| Contributed capital | 70,193 |
| Retained earnings | 121,693 |
| **Total equity** | 191,886 |
| | |
| **Total liabilities and equity** | 5,576,120 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Clear U.S., Inc.**
**Statement of Income**
**Year Ended December 31, 2023**
(Unaudited)
(in thousands)

| | | |
|---|---:|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 325,845 |
| Other revenues | | 27,030 |
| Service and license fees for affiliates | | 1,512 |
| **Total revenues** | | 354,387 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 10,990 |
| Professional services | | 1,466 |
| Technology and communication | | 1,192 |
| Rent and occupancy | | 1,495 |
| Selling, general and adminstrative | | 2,794 |
| Service and license fees to affiliates | | 63,984 |
| **Operating expenses** | | 81,921 |
| **Operating income** | | 272,466 |
| | | |
| Other income, net | | 12,055 |
| Interest expense to affiliates | | (1,202) |
| **Other income, net** | | 10,853 |
| **Pre-tax net income** | | 283,319 |
| Income tax expense | | 63,514 |
| **Net income** | $ | 219,805 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Credit Hub, LLC
## Balance Sheet
### As Of December 31, 2023
### (Unaudited)
### (In thousands)

| | |
|---|---:|
| **CURRENT ASSETS** | |
| Due from affiliate, net | 60 |
| Income Tax Receivable | 1 |
| | 61 |
| | |
| **PROPERTY PLANT AND EQUIPMENT:** | |
| Property and equipment cost | 1,283 |
| Accumulated depreciation | (1,283) |
| **Property and equipment net** | 0 |
| | |
| **OTHER NONCURRENT ASSETS** | |
| Goodwill | 4,776 |
| **Other noncurrent assets** | 4,776 |
| | |
| **Total assets** | $ 4,837 |
| | |
| **LIABILITIES AND MEMBER EQUITY:** | |
| | |
| **EQUITY:** | |
| Contributed capital | 8,940 |
| Retained deficit | (4,103) |
| **Equity** | 4,837 |
| | |
| **Total liabilities and equity** | $ 4,837 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



**ICE Credit Hub, LLC**
**Income Statement**
**As Of December 31, 2023**
**(Unaudited)**
**(In thousands)**

**OPERATING EXPENSES:**

| | |
|---|---:|
| Amortization & depreciation expense | 0 |
| **Operating expenses** | **0** |
| | |
| **Other Income net** | **(1)** |
| | |
| **Pre-tax net loss** | **(1)** |
| Income tax expense | 1 |
| **Net loss** | $ **(2)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Credit SEF LLC
# Balance Sheet
# As Of December 31, 2023
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



# ICE Data Analytics, LLC
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---|
| Accounts receivable, net | 3,106 |
| Prepaid expenses and other current assets | 131 |
| Income tax receivable | 14 |
| Due from affiliates, net | 6,042 |
| **Current assets** | 9,293 |

**Property and equipment:**

| | |
|---|---|
| Property and equipment cost | 63,492 |
| Accumulated depreciation | (47,292) |
| Operating Lease Right of Use Asset | 432 |
| **Property and equipment, net** | 16,632 |

**Other non-current assets:**

| | |
|---|---|
| Other noncurrent assets | 6 |
| **Other non-current assets** | 6 |

| | | |
|---|---|---|
| **Total assets** | $ | 25,931 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 494 |
| Accrued salaries and benefits | 4,327 |
| Other Current Liabilities | 446 |
| Deferred revenue | 26 |
| **Current liabilities** | 5,293 |

**Non-current liabilities:**

| | |
|---|---|
| Other noncurrent liabilities | 3,530 |
| **Non-current liabilities** | 3,530 |

| | |
|---|---|
| **Total liabilities** | 8,823 |

**Equity:**

| | |
|---|---|
| Contributed capital | 10,070 |
| Retained earnings | 7,038 |
| **Total equity** | 17,108 |

| | | |
|---|---|---|
| **Total liabilities and equity** | $ | 25,931 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Analytics, LLC
## Statement of Income
## As of December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 28,113 |
| Affiliate revenue | | 61 |
| **Total revenues** | | 28,174 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 10,157 |
| Professional services | | 574 |
| Technology and communication | | 1,519 |
| Rent and occupancy | | 574 |
| Selling, general and administrative | | 599 |
| Depreciation and amortization | | 10,376 |
| **Operating expenses** | | 23,799 |
| | | |
| **Operating income** | | 4,375 |
| Other income, net | | (3) |
| **Pre-tax net income** | | 4,372 |
| Income tax expense | | 7 |
| **Net income** | $ | 4,365 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Connectivity & Feeds, Inc.
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Current assets:** | |
| Accounts receivable, net | 13,403 |
| Prepaid expenses and other current assets | 196 |
| **Current assets** | 13,599 |
| | |
| **Property and equipment:** | |
| Property and equipment cost | 22,714 |
| Accumulated depreciation | (17,341) |
| **Property and equipment, net** | 5,373 |
| | |
| **Other non-current assets:** | |
| Other noncurrent assets | 177 |
| Deferred tax assets- non-current | 7,409 |
| **Other non-current assets** | 7,586 |
| | |
| **Total assets** | $ 26,558 |

## LIABILITIES and EQUITY

| | |
|---|---:|
| **Current liabilities:** | |
| Accounts payable and accrued liabilities | 3,143 |
| Accrued salaries and benefits | 6,326 |
| Income Tax Payable | 1 |
| Due to affiliates, net | 4,806 |
| **Current liabilities** | 14,276 |
| | |
| **Equity:** | |
| Contributed capital | 9,403 |
| Retained earnings | 2,879 |
| **Total equity** | 12,282 |
| | |
| **Total liabilities and equity** | $ 26,558 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Connectivity & Feeds, Inc.
## Statement of Income
## As of December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 52,268 |
| **Total revenues** | | 52,268 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 27,544 |
| Professional services | | 98 |
| Technology and communication | | 6,633 |
| Rent and occupancy | | 801 |
| Selling, general and administrative | | 1,363 |
| Depreciation and amortization | | 3,180 |
| Affiliate expense | | 12,802 |
| **Operating expenses** | | 52,421 |
| | | |
| **Operating loss** | | (153) |
| | | |
| Other income, net | | (377) |
| **Other expense, net** | | (377) |
| | | |
| **Pre-tax net loss** | | (530) |
| Income tax expense | | 2,936 |
| **Net loss** | $ | (3,466) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Derivatives, Inc.**
**Balance Sheet**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **CURRENT ASSETS:** | |
| Cash and cash equivalents | $ (7) |
| Accounts receivable, net | 18,899 |
| Prepaid expenses and other current assets | 284 |
| Current Income Tax Receivable | 29 |
| **Current assets** | **19,205** |
| | |
| **PLANT PROPERTY AND EQUIPMENT:** | |
| Property and equipment | 75,954 |
| Accumulated depreciation | (58,340) |
| **Property and equipment, net** | **17,614** |
| | |
| **OTHER NON-CURRENT ASSETS:** | |
| Goodwill | 306,722 |
| Other intangibles, net | 2,052 |
| Other non-current assets | 7 |
| Deferred Income Tax Asset  Non Current | 1,755 |
| **Other non-current assets** | **310,536** |
| | |
| **Total assets** | **$ 347,355** |
| | |
| **LIABILITIES and EQUITY:** | |
| | |
| **CURRENT LIABILITIES:** | |
| Accounts payable and accrued liabilities | $ 1,272 |
| Accrued salaries and benefits | 317 |
| Due to affiliate, net | 19,398 |
| Deferred revenue | 30,857 |
| **Current liabilities** | **51,844** |
| | |
| **NON-CURRENT LIABILITIES:** | |
| Other non-current liabilities | 1,399 |
| **Non-current liabilities** | **1,399** |
| | |
| **Total liabilities** | **53,243** |
| | |
| **EQUITY:** | |
| Additional paid-in-capital | 22,305 |
| Retained earnings | 271,807 |
| **Total equity** | **294,112** |
| | |
| **Total Liabilities and equity** | **$ 347,355** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Derivatives, Inc.**
**Statement of Income**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Data services fees, net | $ | 75,327 |
| Affiliate revenue | | 25 |
| **Total revenue** | | **75,352** |
| | | |
| Compensation and benefits | | 1,714 |
| Professional services | | 262 |
| Technology and communication | | 9,924 |
| Rent and occupancy | | 24 |
| Selling, general and administrative | | (243) |
| Depreciation and amortization | | 11,615 |
| Affiliate expense | | 39,646 |
| **Operating expenses** | | **62,942** |
| **Operating loss** | | **12,410** |
| | | |
| Other expense, net | | (646) |
| **Other income, net** | | **(646)** |
| | | |
| **Pre-tax net loss** | | **11,764** |
| Income tax expense | | 2,407 |
| **Net income** | | **9,357** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Indices, LLC**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 689 |
| Accounts receivable, net of allowance | | 36,649 |
| Due from affiliates, net | | 97,740 |
| Income Tax Receivable | | 25 |
| Prepaid expenses and other current assets | | 607 |
| **Current assets** | | 135,710 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 22,810 |
| Accumulated depreciation | (15,124) |
| **Property and equipment, net** | 7,686 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 90,895 |
| Other intangibles, net | 12,312 |
| **Other non-current assets** | 103,207 |
| **Assets** | 246,603 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 3,119 |
| Accrued salaries and benefits | 4,135 |
| Deferred revenue | 35 |
| **Current liabilities** | 7,289 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other non-current liabilities | 203 |
| **Liabilities** | 7,492 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid in capital | | 8,092 |
| Retained earnings | | 231,019 |
| **Equity** | | 239,111 |
| **Total liabilities and equity** | $ | 246,603 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Indices, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Data services fees, net | $ | 116,772 |
| Affiliate revenues | | 2,049 |
| **Total revenue** | | **118,821** |
| Compensation and benefits | | 12,774 |
| Professional services | | 183 |
| Technology and communication | | 11,131 |
| Rent and Other Occupancy | | 535 |
| Selling, general and administrative | | (674) |
| Depreciation and amortization | | 5,229 |
| Affiliate expenses | | 4,456 |
| **Operating expenses** | | **33,634** |
| **Operating income** | | **85,187** |
| Affiliate interest income | | 3,125 |
| Other expense | | (41) |
| **Other expense, net** | | **3,084** |
| **Pre-tax net income** | | **88,271** |
| Income tax expense | | 24 |
| **Net income** | | **88,247** |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Investment Group, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

**Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



**ICE Data, LP Controller: ICE Data Mgmt Grp, LLC**
**Balance Sheet**
**As of December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and Cash Equivalents | | (22) |
| Accounts Receivable, net | | 16,234 |
| Prepaid Expenses and Other Current Assets | | 58 |
| Due from affiliates, net | | 86,243 |
| Income Tax Receivable | | 50 |
| **Current Assets** | | 102,563 |
| | | |
| **PROPERTY PLANT AND EQUIPMENT:** | | |
| Property and equipment cost | | 79 |
| Accumulated depreciation | | (79) |
| **Property and equipment net** | | - |
| | | |
| **OTHER NONCURRENT ASSETS:** | | |
| Goodwill | | 78,302 |
| Other Intangibles, net | | 213 |
| **Other Noncurrent Assets** | | 78,515 |
| | | |
| **Total assets** | $ | 181,078 |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 1,057 |
| Accrued salaries and benefits | | 1,488 |
| Deferred Revenue | | 2,540 |
| **Current Liabilities** | | 5,085 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - noncurrent | | 2,618 |
| Other non-current liablities | | 10 |
| **Non-current Liabilities** | | 2,628 |
| | | |
| **Total liabilities** | | 7,713 |
| | | |
| **EQUITY:** | | |
| Retained Earnings | | 86,070 |
| Contributed Capital | | 87,295 |
| **Equity** | | 173,365 |
| | | |
| **Total liabilities and equity** | $ | 181,078 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data, LP Controller: ICE Data Mgmt Grp, LLC**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

**REVENUES:**

| | |
|---|---:|
| Market data revenue | 58,246 |
| Revenue from affiliate, net | 1,434 |
| **Operating Revenues** | **59,680** |

**OPERATING EXPENSES:**

| | |
|---|---:|
| Compensation and benefits | 9,534 |
| Professional services | 132 |
| Rent and occupancy | 984 |
| Technology and communication | 2,200 |
| Selling, general & administrative | 868 |
| Depreciation & amortization expense | 100 |
| Intercompany expense | 4,175 |
| **Operating expenses** | **17,993** |

**OTHER INCOME:**

| | |
|---|---:|
| **Other expense** | **(11)** |

| | | |
|---|---|---:|
| **Pre-tax net income** | | 41,676 |
| Income tax expense | | 9,975 |
| **Net income** | $ | **31,701** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Management Group, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | 1 |

| | | |
|---|---|---|
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



# ICE Data Pricing & Reference Data, LLC
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

**Current assets:**

| | | |
|---|---|---:|
| Cash and cash equivalents | | 1,488 |
| Accounts receivable, net of allowance | | 154,430 |
| Prepaid expenses and other current assets | | 3,183 |
| Income tax receivable | | 25 |
| Due from affiliates, net | | 1,084,330 |
| **Current assets** | | 1,243,456 |

**Property and equipment:**

| | | |
|---|---|---:|
| Property and equipment cost | | 39,333 |
| Accumulated depreciation | | (37,600) |
| Operating Lease Right of Use Asset | | 3,464 |
| **Property and equipment, net** | | 5,197 |

**Other non-current assets:**

| | | |
|---|---|---:|
| Investment in Sub | | 4,530 |
| Other noncurrent assets | | 316 |
| **Other non-current assets** | | 4,846 |
| **Total assets** | $ | 1,253,499 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | | 19,126 |
| Accrued salaries and benefits | | 17,635 |
| Other Current Liabilities | | 4,870 |
| Deferred revenue | | 912 |
| **Current liabilities** | | 42,543 |

**Non-current liabilities:**

| | | |
|---|---|---:|
| Other noncurrent liabilities | | 5,696 |
| **Non-current liabilities** | | 5,696 |
| **Total liabilities** | | 48,239 |

**Equity:**

| | | |
|---|---|---:|
| Contributed capital | | 33,349 |
| Retained earnings | | 1,171,911 |
| **Total equity** | | 1,205,260 |
| **Total liabilities and equity** | $ | 1,253,499 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Pricing & Reference Data, LLC
## Statement of Income
## As of December 31, 2023
(Unaudited)
(in thousands)

**Revenues:**

| | |
|---|---|
| Data services fees, net | 783,893 |
| Affiliate revenue | 14,790 |
| **Total revenues** | 798,683 |

**Expenses:**

| | |
|---|---|
| Compensation and benefits | 75,390 |
| Professional services | 1,084 |
| Technology and communication | 76,029 |
| Rent and occupancy | 4,349 |
| Selling, general and administrative | 2,644 |
| Depreciation and amortization | 1,881 |
| Affiliate expense | 30,361 |
| **Operating expenses** | 191,738 |
| | |
| **Operating income** | 606,945 |
| Other expenses, net | (244) |
| **Pre-tax net income** | 606,701 |
| Income tax expense | 120 |
| **Net income** | $ 606,581 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Services International, Inc.
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

**Current assets:**

| | | |
|---|---|---|
| Due from affiliates, net | $ | 397,795 |
| **Current assets** | $ | 397,795 |
| | | |
| **Total assets** | $ | 397,795 |
| | | |
| **Total liabilities** | | - |
| | | |
| **Equity:** | | |
| Retained earnings | | 397,795 |
| **Total equity** | | 397,795 |
| | | |
| **Total liabilities and equity** | $ | 397,795 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Services International, Inc.
## Statement of Income
## Year Ended December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Selling, general and adminstrative | | - |
| **Operating expenses** | | - |
| **Operating income** | | - |
| Intercompany interest income | | 20,905 |
| Other Income, Net | | - |
| **Other income** | | 20,905 |
| **Pre-tax net income** | | 20,905 |
| Income tax expense | | 5,422 |
| **Net income** | $ | 15,483 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Data Services Wireless LLC
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---:|
| Cash and Cash Equivalents | 494 |
| Accounts receivable, net of allowance | 1,004 |
| Due from affiliate, net | 16,356 |
| Prepaid expenses and other current assets | 35 |
| **Current assets** | 17,889 |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 4,805 |
| Accumulated depreciation | (4,801) |
| **Property and equipment, net** | 4 |

**Other non-current assets:**

| | |
|---|---:|
| Investment in subsidiaries | 478 |
| Goodwill | 212 |
| Other Intangibles, Net | 350 |
| **Other non-current assets** | 1,040 |

| | | |
|---|---|---:|
| **Total assets** | $ | 18,933 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 102 |
| **Current liabilities** | 102 |

| | |
|---|---:|
| **Total liabilities** | 102 |

**Equity:**

| | |
|---|---:|
| Retained earnings | 18,831 |
| **Total equity** | 18,831 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 18,933 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Services Wireless LLC
## Statement of Income
## As of December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 6,384 |
| **Total revenues** | | 6,384 |
| | | |
| **Expenses:** | | |
| Professional services | | 75 |
| Technology and communication | | 3,165 |
| Selling, general and administrative | | 122 |
| Depreciation and amortization | | 774 |
| Affiliate expense | | 1,308 |
| **Operating expenses** | | 5,444 |
| | | |
| **Operating income** | | 940 |
| Affiliate interest income | | 961 |
| Other income, net | | (4) |
| **Pre-tax net income** | | 1,897 |
| Income tax expense | | - |
| **Net income** | $ | 1,897 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Services, Inc.**
**Balance Sheet**
**As of December 31, 2023**
(Unaudited)
(in thousands)

### Current assets:

| | |
|---|---:|
| Accounts receivable, net of allowance | 1,090 |
| Prepaid expenses and other current assets | 4,795 |
| Current Income Tax Receivable | 775 |
| Due from affiliates, net | 819,475 |
| **Current assets** | 826,135 |

### Property and equipment:

| | |
|---|---:|
| Operating Lease Right of Use Asset | 5,107 |
| Property and equipment cost | 415,056 |
| Accumulated depreciation | (302,568) |
| **Property and equipment, net** | 117,595 |

### Other non-current assets:

| | |
|---|---:|
| Goodwill | 43,719 |
| Other Intangibles, Net | 14,457 |
| Investment in subsidiaries | 874,236 |
| Deferred tax assets- non-current | 45,385 |
| Other noncurrent assets | 94 |
| **Other non-current assets** | 977,891 |
| **Total assets** | $ 1,921,621 |

## LIABILITIES and EQUITY

### Current liabilities:

| | |
|---|---:|
| Accounts payable and accrued liabilities | 10,150 |
| Accrued salaries and benefits | 30,881 |
| Other current liabilities | 2,848 |
| **Current liabilities** | 43,879 |

### Non-current liabilities:

| | |
|---|---:|
| Other noncurrent liabilities | 6,558 |
| Accrued Employee Benefits - Long Term | 1,762 |
| **Non-current liabilities** | 8,320 |
| **Total liabilities** | 52,199 |

### Equity:

| | |
|---|---:|
| Contributed capital | 59,298 |
| Retained earnings | 1,810,178 |
| Accumulated Other Comprehensive Income | (54) |
| **Total equity** | 1,869,422 |
| **Total liabilities and equity** | $ 1,921,621 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Services, Inc.**
**Statement of Income**
**As of December 31, 2023**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 4,728 |
| **Total revenues** | | 4,728 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 111,007 |
| Professional services | | 573 |
| M&A Expenses | | 1,731 |
| Technology and communication | | 17,053 |
| Rent and occupancy | | 8,049 |
| Selling, general and administrative | | 8,616 |
| Depreciation and amortization | | 64,296 |
| Affiliate expense | | 75,894 |
| **Operating expenses** | | 287,219 |
| | | |
| **Operating loss** | | (282,491) |
| | | |
| Affiliate interest income | | 112,972 |
| Other income, net | | (368) |
| **Other expense, net** | | 112,604 |
| | | |
| **Pre-tax net loss** | | (169,887) |
| Income tax expense | | 119,438 |
| | | |
| **Net loss** | $ | (289,325) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE eConfirm LLC**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,926 |
| Accounts receivable, net | | 982 |
| Due from affiliates, net | | 2,660 |
| **Current assets** | | 5,568 |
| **Assets** | | 5,568 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| **Current liabilities** | 0 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non-current liabilities | 356 |
| **Non-current liabilities** | 356 |
| **Liabilities** | 356 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 5,212 |
| **Equity** | | 5,212 |
| **Total liabilities and equity** | $ | 5,568 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE eConfirm LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 5,563 |
| **Total revenue** | | **5,563** |
| Selling, general and administrative | | 34 |
| Professional services | | 48 |
| Affiliate expense | | 1,105 |
| **Operating expenses** | | **1,187** |
| **Operating income** | | **4,376** |
| Affiliate interest income | | 45 |
| **Other expense, net** | | **45** |
| **Pre-tax net income** | | **4,421** |
| **Net income** | | **4,421** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE ETF Hub, LLC
## Statement of Income
## Year Ended December 31, 2023
## (Unaudited)
## (in thousands)

| | | |
|---|---:|---:|
| **Revenue:** | | |
| Fixed Income & Data Services Revenues | $ | 1,467 |
| **Total Revenue** | | 1,467 |
| | | |
| **Expenses:** | | |
| Professional Services | | 196 |
| Selling, General and Administration | | 63 |
| Depreciation and amortization | | 2,233 |
| Affiliate expense | | 696 |
| **Operating expenses** | | 3,188 |
| **Operating loss** | | (1,721) |
| | | |
| Other Income (Expense) | | (2) |
| **Pre-tax net loss** | | (1,723) |
| | | |
| Income tax benefit | | - |
| **Net loss** | $ | (1,723) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Execution Services, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Due to Affiliates, net | | 1,304 |
| **Current assets** | | 1,304 |
| | | |
| **Total Assets** | $ | 1,304 |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **EQUITY:** | | |
| Contributed Capital | | 759 |
| Retained earnings | | 545 |
| **Equity** | | 1,304 |
| | | |
| **Total liabilities and equity** | $ | 1,304 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



**ICE Execution Services, LLC**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **Total revenue** | | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general & administration | $ | - |
| **Operating expenses** | | - |
| | | |
| **Net loss** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Futures U.S., Inc.
# Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

**Current assets:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,202 |
| Restricted cash | | 49,000 |
| Income tax receivable | | 173 |
| Prepaid expenses and other current assets | | 2,802 |
| Due from affiliates, net | | 68,478 |
| **Current assets** | | 121,655 |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 196 |
| Accumulated depreciation | (137) |
| **Property and equipment, net** | 59 |

**Other non-current assets:**

| | |
|---|---:|
| Goodwill | 912,536 |
| Other intangibles assets, net | 283,734 |
| Investment in Sub | 77,613 |
| Other noncurrent assets | 1,930 |
| **Other non-current assets** | 1,275,813 |

| | | |
|---|---|---:|
| **Total assets** | $ | 1,397,527 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 17,507 |
| Accrued salaries and benefits | | 4,406 |
| Deferred revenue | | 84 |
| **Current liabilities** | | 21,997 |

**Non-current liabilities:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 74,360 |
| Other noncurrent liabilities | 8,006 |
| **Non-current liabilities** | 82,366 |

| | |
|---|---:|
| **Total liabilities** | 104,363 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 34,383 |
| Retained earnings | 1,258,781 |
| **Total equity** | 1,293,164 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 1,397,527 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Futures U.S., Inc.
## Statement of Income
## Year Ended December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 52,405 |
| Revenues from affiliates | | 170,818 |
| Other revenues | | 3,360 |
| **Total revenues** | | 226,583 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 17,418 |
| Professional services | | 148 |
| Technology and communication | | 26,568 |
| Rent and occupancy | | 745 |
| Selling, general and adminstrative | | 3,592 |
| Depreciation and amortization | | 1,764 |
| Service and license fees to affiliates | | 50,117 |
| **Operating expenses** | | 100,352 |
| **Operating income** | | 126,231 |
| | | |
| Other income, net | | 5,044 |
| **Other income, net** | | 5,044 |
| **Pre-tax net income** | | 131,275 |
| Income tax expense | | 29,817 |
| **Net income** | $ | 101,458 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Due from affiliates, net | | 42,578 |
| **Current Assets** | | 42,578 |

**OTHER NONCURRENT ASSETS:**

| | | |
|---|---|---|
| Deferred tax asset - noncurrent | | 689 |
| **Other Noncurrent Assets** | | 689 |
| **Total assets** | $ | **43,267** |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | | 40 |
| Accrued salaries and benefits | | 2,289 |
| **Current Liabilities** | | **2,329** |
| **Total liabilities** | | **2,329** |

**EQUITY:**

| | | |
|---|---|---|
| Additional Paid in Capital | | 24,510 |
| Retained Earnings | | 16,428 |
| **Equity** | | **40,938** |
| **Total liabilities and equity** | $ | **43,267** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

 TRADE THE WORLD™

**ICE Markets Inc.**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

**REVENUES:**

| | |
|---|---:|
| Affiliate revenue | 15,514 |
| **Operating Revenues** | **15,514** |

**OPERATING EXPENSES:**

| | |
|---|---:|
| Compensation and benefits | 9,468 |
| Professional services | 416 |
| Rent and occupancy | 768 |
| Technology and communication | 7 |
| Selling, general & administrative | 460 |
| Intercompany expense | 3,313 |
| **Operating expenses** | **14,432** |
| | |
| Other Income, Net | 0 |
| | |
| **Pre-tax net income** | **1,082** |
| | |
| Income tax expense | 449 |
| | |
| **Net income** | $ **633** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Middle East Investments, LLC
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 70 |
| **Current assets** | | 70 |
| | | |
| **Other non-current assets:** | | |
| Investment in subsidiary | | 55,701 |
| **Other non-current assets** | | 55,701 |
| | | |
| **Total assets** | $ | 55,771 |

### LIABILITIES and EQUITY

| | | |
|---|---|---:|
| **Current liabilities:** | | |
| Due to affiliates, net | $ | 1,064 |
| **Current liabilities** | | 1,064 |
| | | |
| **Total liabilities** | | 1,064 |
| | | |
| **Non-Controlling Interest** | | 18,301 |
| | | |
| **Equity:** | | |
| Retained earnings | | 36,406 |
| **Total equity** | | 36,406 |
| | | |
| **Total liabilities and equity** | $ | 55,771 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Middle East Investments, LLC
## Statement of Income
## Year Ended December 31, 2023
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Revenues:** | |
| **Total revenues** | - |
| | |
| **Expenses:** | |
| Affiliate expenses | 1,169 |
| **Operating expenses** | 1,169 |
| | |
| **Operating loss** | (1,169) |
| | |
| Intercompany Interest Expense | (9) |
| Other income, net | (2) |
| **Other expense, net** | (11) |
| | |
| **Pre-tax net loss** | (1,180) |
| Income tax expense | (25) |
| **Net loss** | $ (1,155) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Mortgage Services, LLC
## BALANCE SHEET
### As of December 31, 2023

**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| | Cash and cash equivalents | $ 6 |
| | **Current assets** | 6 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| | Goodwill | 168,177 |
| | Other intangibles | 48,925 |
| | Investment in subsidiary | 203,694 |
| | **Other non-current assets** | 420,796 |
| | **Assets** | 420,802 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| | Due to affiliates, net | 92,987 |
| | **Current liabilities** | 92,987 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| | Deferred tax liability - non current | 30,865 |
| | **Non-current liabilities** | 30,865 |
| | **Liabilities** | 123,852 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| | Retained earnings | 296,950 |
| | **Equity** | 296,950 |
| | **Total liabilities and equity** | $ 420,802 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Services, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Intercompany revenue | $ | - |
| **Total revenue** | | **-** |
| Depreciation and amortization | | 11,477 |
| **Operating expenses** | | **11,477** |
| **Operating loss** | | **(11,477)** |
| **Pre-tax net loss** | | **(11,477)** |
| **Net loss** | | **(11,477)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Mortgage Technology Holdings, Inc.
## Balance Sheet
## As Of December 31, 2023
## (Unaudited)
## (in thousands)

**ASSETS:**

| | | |
|---|---|---:|
| Income Tax Receivable | | 29 |
| Due from affiliates, net | | 707 |
| **Total assets** | $ | **736** |

**LIABILITIES AND EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| **Current liabilities** | $ | - |

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Deferred tax liability | | 1,178 |
| | | 1,178 |
| **Liabilities** | | 1,178 |

**EQUITY**

| | | |
|---|---|---:|
| Retained earnings | | (442) |
| **Total equity** | | (442) |

| | | |
|---|---|---:|
| **Total liabilities & Equity** | $ | 736 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**ICE Mortgage Technology Holdings, Inc.**
**Income Statement**
**As Of December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Selling, general and adminstrative | | - |
| **Operating expenses** | | - |
| **Operating income** | | - |
| Intercompany interest income | | - |
| Other Income, Net | | - |
| **Other income** | | - |
| **Pre-tax net income** | | 0 |
| Income tax expense | | 431 |
| **Net loss** | $ | (431) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Technology, Inc.**
**BALANCE SHEET**
As of December 31, 2023
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | | 2,607 |
| Accounts receivable, net | | 92,557 |
| Prepaid expenses and other current assets | | 57,315 |
| Current Income tax receivable | | 1,911 |
| Due from affiliates, net | | 558,313 |
| | **Current assets** | 712,703 |

**PLANT PROPERTY AND EQUIPMENT:**

| | | |
|---|---|---:|
| Property and equipment | | 441,791 |
| Accumulated depreciation | | (180,993) |
| Operating Lease Right of Use Asset | | 9,372 |
| | **Property and equipment, net** | 270,170 |

**OTHER NON-CURRENT ASSETS:**

| | | |
|---|---|---:|
| Goodwill | | 7,738,810 |
| Other intangibles, net | | 3,288,503 |
| Other non-current assets | | 50,805 |
| | **Other non-current assets** | 11,078,118 |
| | **Assets** | 12,060,991 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | | 19,239 |
| Accrued salaries and benefits | | 14,081 |
| Other current liabilities | | 10,535 |
| Deferred revenue | | 21,306 |
| | **Current liabilities** | 65,161 |

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Deferred tax liabilities Non current | | 815,756 |
| Deferred revenue - Long term | | 2,470 |
| Other non-current liabilities | | 79,966 |
| | **Non-current liabilities** | 898,192 |
| | **Liabilities** | 963,353 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 51,171 |
| Contributed Capital | | 16,402 |
| Retained earnings | | 11,030,065 |
| | **Equity** | 11,097,638 |
| | **Total liabilities and equity** | 12,060,991 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Technology, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Mortgage Technology Revenues | $ | 777,149 |
| **Total revenue** | | **777,149** |
| Compensation and benefits | | 187,352 |
| Professional services | | 10,403 |
| Acquisition-related transaction and integration costs | | 32,534 |
| Technology and communication | | 97,712 |
| Rent and occupancy | | 3,940 |
| Selling, general and administrative | | 25,921 |
| Depreciation and amortization | | 437,198 |
| Intercompany Expense | | 28,172 |
| **Operating expenses** | | **823,232** |
| **Operating loss** | | **(46,083)** |
| Intercompany Interest Income | | 24,908 |
| Other expense, net | | (46) |
| **Other income, net** | | **24,862** |
| **Pre-tax net loss** | | **(21,221)** |
| **Income tax benefit** | | 49,037 |
| **Net income** | | **27,816** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE NGX U.S. Inc.**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---:|---:|
| Cash and Cash Equivalents | $ | 1,324 |
| Prepaid expenses and other current assets | | 2 |
| Due from affiliate, net | | 70 |
| Income tax receivable | | 22 |
| **Current assets** | | 1,418 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 48 |
| Operating lease right of use asset | 90 |
| Accumulated depreciation | (45) |
| **Property and equipment, net** | 93 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred tax assets- non-current | 2 |
| **Other non-current assets** | 2 |
| | |
| **Assets** | 1,513 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 16 |
| Accrued salaries and benefits | 360 |
| Other current liabilities | 52 |
| **Current liabilities** | 428 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non current liability | 40 |
| | 40 |
| **Liabilities** | 468 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---:|---:|
| Additional paid in capital | | 14 |
| Retained earnings | | 947 |
| Accumulated other comprehensive income | | 84 |
| **Equity** | | 1,045 |
| | | |
| **Total liabilities and equity** | $ | 1,513 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE NGX U.S. Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Intercompany revenues | $ | 2,047 |
| **Total revenue** | | **2,047** |
| Compensation and benefits | | 1,803 |
| Professional Services | | 5 |
| Technology and communication | | 4 |
| Rent and other occupancy | | 67 |
| Selling, general and administrative | | 27 |
| Depreciation and amortization | | 5 |
| **Operating expenses** | | **1,911** |
| **Operating income** | | **136** |
| Other income, net | | (39) |
| **Pre-tax net income** | | **97** |
| Income tax expense | | 27 |
| **Net income** | | **70** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE PROCESSING, LLC
## BALANCE SHEET
### As of December 31, 2023
### (unaudited)
### (In thousands)

**OTHER NON-CURRENT ASSETS:**

| | | | |
|---|---|---|---|
| Investment in affiliates | | $ | 8,536 |
| | Other non-current assets | | 8,536 |
| | Assets | $ | 8,536 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Current liabilities | | - |

**EQUITY:**

| | | | |
|---|---|---|---|
| Retained earnings | | | 8,536 |
| | Equity | | 8,536 |
| | Total Liabilities and Equity | $ | 8,536 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norma
adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain infor
normally included in financial statements prepared in accordance with accounting principles generally accepted in the United S
America have been condensed or omitted. These financial statements do not include income taxes accounting and equity meth
accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinent
Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally acc
accounting principles for complete financial statements. These financial statements should be read in conjunction with the
IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are
contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE PROCESSING, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | |
|---|---:|
| Total revenue | - |
| Operating expenses | - |
| Operating income | |
| Other income | - |
| Pre-tax net income | - |
| Income tax expense | - |
| Net income | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Swap Trade, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,086 |
| Restricted cash | | 200 |
| Prepaid Expenses and Other Current Assets | | 14 |
| Due from affiliate | | 22,115 |
| **Current assets** | | 23,415 |
| | | |
| **Total assets** | $ | **23,415** |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 1 |
| **Current liabilities** | | 1 |

**EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 9,200 |
| Retained earnings | | 14,214 |
| **Equity** | | **23,414** |
| | | |
| **Total liabilities and equity** | $ | **23,415** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Swap Trade, LLC**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

### REVENUES:

| | | |
|---|---|---:|
| Transaction fees | $ | 2,164 |
| **Operating revenues** | | 2,164 |

### OPERATING EXPENSES:

| | |
|---|---:|
| Compensation and benefits | 20 |
| Professional Services | 1 |
| Technology Expenses | 42 |
| Selling, general & administrative | 11 |
| Service and license fees to affiliate | 248 |
| **Operating expenses** | **322** |
| **Operating income** | **1,842** |
| **Net income** | $ **1,842** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE UK GP, LLC
# Balance Sheet
# As Of December 31, 2023
# (Unaudited)
# (in thousands)

**NON CURRENT ASSETS:**

| | | |
|---|---|---|
| Investment in sub | $ | 543 |
| **Non current assets** | | **543** |
| | | |
| **Total assets** | | **543** |

## LIABILITIES AND MEMBER EQUITY:

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Intercompany | $ | 1 |
| **Current liabilities** | | **1** |

### EQUITY:

| | | |
|---|---|---|
| Retained Earnings | | 542 |
| **Equity** | | **542** |
| | | |
| ## Total Equity | $ | 543 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



**ICE UK LP, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---|
| **Total Equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



**ICE U.S. Holding Company GP LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **Current assets:** | | |
| Due from affiliate | $ | 3 |
| | | |
| **Non-current assets:** | | |
| Investment in affiliate | | 15 |
| **Non-current assets** | | 15 |
| | | |
| **Total assets** | | 18 |
| | | |
| **Liabilities and Equity** | | |
| | | |
| **Equity:** | | |
| Retained earnings | | 18 |
| **Total equity** | | 18 |
| | | |
| **Total liabilities and equity** | $ | 18 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE US Holding Company LP**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **Current assets:** | | |
| Cash and Cash Equivalents | $ | 4,310 |
| Current income tax receivable | | 162 |
| Prepaid expenses and other current assets | | 408 |
| Due from affiliate | | 263 |
| **Current assets** | | 5,143 |
| | | |
| Deferred Tax Asset | | 18 |
| **Non current assets** | | 18 |
| | | |
| **Investment in subsidiary** | | 321,999 |
| | | |
| **Total assets** | $ | 327,160 |
| | | |
| **Liabilities and Equity** | | |
| | | |
| **Total liabilities** | | 0 |
| | | |
| **Equity:** | | |
| Contributed capital | | 46,258 |
| Retained earnings | | 280,902 |
| **Total equity** | | 327,160 |
| | | |
| **Total liabilities and equity** | $ | 327,160 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE US Holding Company LP**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **Total revenues** | - |
| | |
| **Operating expenses:** | |
| Selling, general & administration | 1 |
| **Total operating expenses** | 1 |
| **Operating loss** | (1) |
| | |
| **Other Expense** | - |
| **Income tax expense** | 246 |
| | |
| **Net Loss** | $ (247) |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE US Holding Company LP LLC
## Balance Sheet
## As Of December 31, 2023
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE U.S. OTC Commodity Markets, LLC
## Balance Sheet
## As Of December 31, 2023
### (Unaudited)
### (In thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 13,749 |
| Accounts receivable, net | | 30,693 |
| Prepaid Expenses and Other Current Assets | | 10 |
| Current income tax receivable | | 14 |
| **Current assets** | | 44,466 |
| **Total assets** | $ | **44,466** |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 16,977 |
| Due to affiliate | | 8,199 |
| **Current liabilities** | | 25,176 |
| **Total liabilities** | | **25,176** |

**EQUITY:**

| | | |
|---|---|---|
| Additional paid-in capital | | 193 |
| Retained earnings | | 19,097 |
| **Equity** | | **19,290** |
| **Total liabilities and equity** | $ | **44,466** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE U.S. OTC Commodity Markets, LLC**
**Income Statement**
**As Of December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Transaction fees, net | $ | 1,331 |
| Market data fees | | 133,300 |
| Other revenue | | 20,353 |
| Intercompany revenue | | 5,391 |
| **Operating revenues** | | **160,375** |
| | | |
| **OPERATING EXPENSES:** | | |
| Professional Services | | 3 |
| Technology and communication | | 122 |
| Selling, general & administration | | 233 |
| Service & license fees to affiliates | | 121,222 |
| **Operating expenses** | | **121,580** |
| **Operating income** | | **38,795** |
| | | |
| **OTHER EXPENSE:** | | |
| Intercompany Interest Income | | 22 |
| Other expense | | 12 |
| **Other Income** | | **34** |
| | | |
| **Pre-tax net income** | | 38,829 |
| Income tax expense | | 10 |
| **Net income** | $ | **38,819** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Holdings Corporation
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Current assets:** | |
| Cash and Cash Equivalents | 5 |
| Due from affiliates | 29,585 |
| **Current assets** | **29,590** |
| | |
| **Non-current assets:** | |
| Goodwill | 3,232,221 |
| Other intangibles, net | 1,433,589 |
| Investment in subsidiary | 9,847 |
| **Non-current assets** | **4,675,657** |
| | |
| **Total assets** | **$ 4,705,247** |

### LIABILITIES and EQUITY

| | |
|---|---:|
| **Non-current liabilities:** | |
| Deferred tax liabilities - noncurrent | 409,276 |
| **Non-current liabilities** | **409,276** |
| | |
| **Total liabilities** | **409,276** |
| | |
| **Equity:** | |
| Retained earnings | 4,294,497 |
| Accumulated Other Comprehensive Income | 1,474 |
| **Total equity** | **4,295,971** |
| | |
| **Total liabilities and equity** | **$ 4,705,247** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Holdings Corporation
## Statement of Income
## As of December 31, 2023
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Total revenues** | - |
| | |
| **Expenses:** | |
| Depreciation and amortization | 113,047 |
| **Operating expenses** | 113,047 |
| | |
| **Operating loss** | (113,047) |
| Other expenses, net | - |
| **Pre-tax net loss** | (113,047) |
| Income tax benefit | 50,499 |
| **Net loss** | $ (62,548) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Online Properties, Inc.
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Current assets:** | | |
| Accounts receivable, net | | 4 |
| Current income tax receivable | | 17 |
| Due from affiliates, net | | 39,704 |
| **Current assets** | | 39,725 |
| | | |
| **Total assets** | $ | 39,725 |

### LIABILITIES and EQUITY

| | | |
|---|---|---:|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | | 1 |
| Deferred Revenue | | 98 |
| **Current liabilities** | | 99 |
| | | |
| **Non-current liabilitiess:** | | |
| Deferred tax liabilities- non-current | | 1,263 |
| **Non-current liabilities** | | 1,263 |
| | | |
| **Total liabilities** | | 1,362 |
| | | |
| **Equity:** | | |
| Retained earnings | | 38,363 |
| **Total equity** | | 38,363 |
| | | |
| **Total liabilities and equity** | $ | 39,725 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Online Properties, Inc.
## Statement of Income
## As of December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 1,734 |
| **Total revenues** | | 1,734 |
| | | |
| **Expenses:** | | |
| Selling, general and administrative | | 21 |
| **Operating expenses** | | 21 |
| | | |
| **Operating income** | | 1,713 |
| | | |
| **Pre-tax net income** | | 1,713 |
| Income tax expense | | 326 |
| **Net income** | $ | 1,387 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Real-Time Group, Inc.
## Balance Sheet
## As of December 31, 2023
### (Unaudited)
### (in thousands)

| | |
|---|---:|
| **Current assets:** | |
| Accounts receivable, net of allowance | 94 |
| Due from affiliates, net | 403 |
| **Current assets** | 497 |
| | |
| **Other non-current assets:** | |
| Deferred tax assets- non-current | 1 |
| **Other non-current assets** | 1 |
| | |
| **Total assets** | 498 |

### LIABILITIES and EQUITY

| | |
|---|---:|
| **Equity:** | |
| Retained earnings | 498 |
| **Total equity** | 498 |
| | |
| **Total liabilities and equity** | 498 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Real-Time Group, Inc.
## Statement of Income
## As of December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 276 |
| **Total revenues** | | **276** |
| | | |
| **Expenses:** | | |
| Professional Services | | 15 |
| Selling, general and administrative | | (6) |
| **Operating expenses** | | **9** |
| | | |
| **Operating income** | | **267** |
| | | |
| Other expense, net | | (168) |
| **Other expense, net** | | **(168)** |
| | | |
| **Pre-tax net income** | | 99 |
| | | |
| Income tax expense | | 20 |
| | | |
| **Net income** | $ | 79 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
### BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 10,781 |
| Restricted cash | | 10,009 |
| Accounts receivable, net of allowance | | 5,733 |
| Prepaid expenses and other current assets | | 72,714 |
| Due from affiliates, net | | 5,273,812 |
| Current Income tax receivable | | 90,531 |
| **Current assets** | | 5,463,580 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 912,781 |
| Accumulated depreciation | (649,586) |
| Operating Lease Right of Use Asset | 98,836 |
| **Property and equipment, net** | 362,031 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 511,185 |
| Other intangibles, net | 11,661 |
| Deferred Income Tax Asset - Non Current | 56,342 |
| Investment in affiliates | 2,666,640 |
| Other non-current assets | 133,074 |
| **Other non-current assets** | 3,378,902 |
| **Assets** | 9,204,513 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 63,164 |
| Accrued salaries and benefits | 85,988 |
| Other current liabilities | 14,397 |
| Deferred revenue | 186 |
| **Current liabilities** | 163,735 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non-current liabilities | 226,222 |
| **Non-current liabilities** | 226,222 |
| **Liabilities** | 389,957 |

| | |
|---|---:|
| **Noncontrolling interest** | 372,880 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 614,245 |
| Retained earnings | | 7,812,491 |
| Accumulated other comprehensive income | | 14,940 |
| **Equity** | | 8,441,676 |
| **Total liabilities and equity** | $ | 9,204,513 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustmer our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in a principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income ta method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange company at that date but does not include all of the information required by generally accepted accounting principles for complete financial staten statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended Decem contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
## STATEMENT OF INCOME
### Year Ended December 31, 2023
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 4,494 |
| Data services fees, net | | 40,134 |
| Affiliate revenue | | 543,170 |
| **Total revenue** | | **587,798** |
| Compensation and benefits | | 318,003 |
| Professional services | | 27,467 |
| Acquisition-related transaction and integration costs | | 75,978 |
| Technology and communication | | 178,959 |
| Rent and occupancy | | 5,346 |
| Selling, general and administrative | | 55,735 |
| Depreciation and amortization | | 105,358 |
| Affiliate expense | | 33,471 |
| **Operating expenses** | | **800,317** |
| **Operating loss** | | **(212,519)** |
| Interest income | | 664 |
| Affiliate interest income | | 212,419 |
| Other expense, net | | (134,740) |
| **Other income, net** | | **78,343** |
| **Pre-tax net income** | | **(134,176)** |
| **Income tax benefit** | | **(13,328)** |
| **Net income** | | **(120,848)** |
| **Net income from continuing operations attributable to non-controlling inter** | | **(69,746)** |
| **Net income attributable to ICE** | $ | **(190,594)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## IntercontinentalExchange International, Inc.
## Balance Sheet
## As Of December 31, 2023
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---|
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of n recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C information normally included in financial statements prepared in accordance with accounting principles generally accepted i United States of America have been condensed or omitted. These financial statements do not include income taxes accountin equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statemen Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requir generally accepted accounting principles for complete financial statements. These financial statements should be read in conjur with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, whic contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Intercontinental Exchange Property Protection, Inc.
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)



| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 2,056 |
| Prepaid expenses and other current assets | | 840 |
| Due from affiliates, net | | 8,273 |
| **Total current assets** | | 11,169 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| Deferred tax asset- non current | | 47 |
| **Total non-current assets** | | 47 |
| | | |
| **Total assets** | $ | 11,216 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts Payable and Accrued Liabilities | $ | 65 |
| Income tax payable | | 174 |
| Current liabilities | | 914 |
| **Current Liabilities** | | 1,153 |
| | | |
| **Total Liabilities** | | 1,153 |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 10,063 |
| **Total equity** | | 10,063 |
| | | |
| **Total liabilities and equity** | $ | 11,216 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Intercontinental Exchange Property Protection, Inc.
## Statement of Income
## Year Ended December 31, 2023
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Total Revenue** | $ - |
| **Expenses:** | |
| Compensation and benefits | (501) |
| Professional services | 97 |
| Selling, general and administrative | (265) |
| **Operating Expenses** | (669) |
| **Operating Income** | 669 |
| | |
| Interest income | 1 |
| Intercompany Interest income | 507 |
| **Other Income** | 508 |
| | |
| **Pre-tax net income** | 1,177 |
| Income tax expense | 335 |
| **Net income** | $ 842 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statement of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounti principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securitie and Exchange Commission.



# INTERCONTINENTAL EXCHANGE, INC.
## BALANCE SHEET
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,565 |
| Prepaid expenses and other current assets | | 949 |
| Income tax receivable | | 60,505 |
| **Current assets** | | 63,019 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Investment in subsidiaries | 40,918,387 |
| Goodwill | 18,021 |
| Other intangibles, Net | 48 |
| Deferred tax asset - non-current | 19,741 |
| Other non-current assets | 119,903 |
| **Other non-current assets** | 41,076,100 |
| **Assets** | $ 41,139,119 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 127,455 |
| Accrued salaries and benefits | | 31,682 |
| Due to affiliates, net | | 10,833,017 |
| Income tax payable | | 108,898 |
| Current debt | | 1,953,907 |
| **Current liabilities** | | 13,054,959 |

**NONCURRENT LIABILITIES:**

| | |
|---|---:|
| Notes payable long-term | 19,738,159 |
| **Non-current liabilities** | 19,738,159 |
| **Liabilities** | 32,793,118 |

**EQUITY:**

| | |
|---|---:|
| Common stock, $0.01 par value | 6,482 |
| Treasury stock, at cost | (6,303,672) |
| Contributed capital | 14,619,145 |
| Retained earnings | 2,049,392 |
| Accumulated other comprehensive income | (2,025,346) |
| **Equity** | 8,346,001 |
| **Total liabilities and equity** | $ 41,139,119 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# INTERCONTINENTAL EXCHANGE, INC.
## STATEMENT OF INCOME
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

|  |  |
|---|---:|
| **Total Revenue** | $ - |
| Compensation and benefits | 1,194 |
| Acquisition-related transaction and integration costs | 52,155 |
| Selling, general and administrative | 836 |
| **Operating expenses** | **54,185** |
| **Operating loss** | **(54,185)** |
| Interest income | 213,329 |
| Affiliate interest expense | (577,976) |
| Interest expense | (784,302) |
| Other expense, net | (2,509) |
| **Other expense, net** | **(1,151,458)** |
| **Pre-tax net loss** | **(1,205,643)** |
| Income tax benefit | 305,879 |
| **Net loss** | **$ (899,764)** |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Internet Services Telco LLC**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 160 |
| Accumulated depreciation | (160) |
| **Property and equipment, net** | - |
| **Assets** | - |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Due to affiliates, net | 85 |
| **Current liabilities** | 85 |
| **Liabilities** | 85 |

**SHAREHOLDERS EQUITY:**

| | |
|---|---:|
| Retained deficit | (85) |
| **Equity** | (85) |
| **Total liabilities and equity** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**MERSCORP Holdings, Inc.**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 3,044 |
| Accounts receivable, net of allowance | | 9,185 |
| Due from affiliates, net | | 82,732 |
| Prepaid expenses and other current assets | | 28 |
| Income tax receivable | | 2,893 |
| **Current assets** | | 97,882 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 21,738 |
| Accumulated depreciation | (15,878) |
| Operating lease asset | 610 |
| **Property and equipment, net** | 6,470 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred income tax asset non-current | 1,536 |
| Total restricted cash LT | 90 |
| **Other non-current assets** | 1,626 |
| **Assets** | 105,978 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 209 |
| Accrued salaries and benefits | 1,298 |
| Other current liabilities | 409 |
| Deferred revenue | 16,154 |
| **Current liabilities** | 18,070 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - current | |
| Other non current liabilities | 580 |
| **Non-current liabilities** | 580 |
| **Liabilities** | 18,650 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 201,176 |
| Additional paid in capital | | 3,125 |
| Retained deficit | | (116,973) |
| **Equity** | | 87,328 |
| **Total liabilities and equity** | $ | 105,978 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**MERSCORP Holdings, Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2023
(Unaudited)
(in thousands)

| | |
|---|---:|
| Mortgage Technology Revenues, net | 91,647 |
| Other revenue | - |
| **Total revenue** | **91,647** |
| Compensation and benefits | 11,545 |
| Professional Services | 681 |
| M&A Expenses | 119 |
| Technology and communication | 819 |
| Rent and other occupancy | 9 |
| Selling, general and administrative | 475 |
| Depreciation and amortization | 3,934 |
| Affiliate expense | 3,883 |
| **Operating expenses** | **21,465** |
| **Operating income** | **70,182** |
| Other income (expense) | 5.00 |
| **Pre-tax net income** | **70,187** |
| Income tax expense | 18,694 |
| **Net income** | **51,493** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




**Monty Badger, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**


**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.



# Mortgage Electronic Registration Systems, Inc.
# BALANCE SHEET
### As of December 31, 2023
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 722 |
| Income tax receivable | | 6 |
| **Current assets** | | 728 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred income tax asset | 6 |
| **Other non-current assets** | 6 |
| **Assets** | 734 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Due to affiliates, net | 535 |
| **Current liabilities** | 535 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liability - non current | 6 |
| **Non-current liabilities** | 6 |
| **Liabilities** | 541 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 2,518 |
| Retained deficit | | (2,325) |
| **Equity** | | 193 |
| **Total liabilities and equity** | $ | 734 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Mortgage Electronic Registration Systems, Inc.
## STATEMENT OF INCOME
### Year Ended December 31, 2023
### (Unaudited)
### (in thousands)

| | |
|---|---:|
| Intercompany revenue | $ - |
| **Total revenue** | **0** |
| Compensation and benefits | 60 |
| **Operating expenses** | **60** |
| **Operating income** | **(60)** |
| | |
| Other expense, net | (2) |
| **Other income, net** | **(2)** |
| | |
| **Pre-tax net income** | **(62)** |
| Income tax benefit | 15 |
| **Net loss** | **(47)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# New York Futures Clearing Corporation
# Balance Sheet
# As Of December 31, 2023
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**MEMBER EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Member equity** | | 1 |

| | | |
|---|---|---|
| **Total Member Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# New York Stock Exchange LLC
# Balance Sheet
# As Of December 31, 2023
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**NSX Securities LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other current assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---|
| Retained Earnings | 1 |
| **Equity** | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**NYSE American LLC**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | | |
|---|---|---:|---:|
| **CURRENT ASSETS:** | | | |
| | Cash and cash equivalents | $ | 1,164 |
| | Accounts receivable, net of allowance | | 49,533 |
| | **Current assets** | | 50,697 |
| | | | |
| **NON-CURRENT ASSETS:** | | | |
| | Goodwill | | 932,587 |
| | Other intangibles, net | | 608,448 |
| | Other noncurrent assets | | 164,771 |
| | **Other non-current assets** | | 1,705,806 |
| | **Assets** | | 1,756,503 |
| | | | |
| **LIABILITIES and EQUITY:** | | | |
| | | | |
| **CURRENT LIABILITIES:** | | | |
| | Accounts payable and accrued liabilities | | 61,434 |
| | Income Tax Payable | | 81 |
| | Deferred revenue | | 4,761 |
| | SEC fees payable | | 706 |
| | Due to affiliates, net | | 2,177 |
| | **Current liabilities** | | 69,159 |
| | | | |
| **NON-CURRENT LIABILITIES:** | | | |
| | Deferred tax liabilities - noncurrent | | 185,326 |
| | Other non-current liabilities | | 5,347 |
| | Deferred Revenue - Long Term | | 4,348 |
| | **Non-current liabilities** | | 195,021 |
| | **Liabilities** | | 264,180 |
| | | | |
| **Noncontrolling interest** | | | 27,418 |
| | | | |
| **SHAREHOLDERS EQUITY:** | | | |
| | Additional paid in capital | | 63,037 |
| | Retained earnings | | 1,400,902 |
| | Accumulated other comprehensive income | | 966 |
| | **Equity** | | 1,464,905 |
| | **Total liabilities and equity** | $ | 1,756,503 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE American LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 22,882 |
| Data services fees, net | | 8,591 |
| Listing Fees | | 22,383 |
| Other revenues | | 3,483 |
| Affiliate revenue | | 1,510 |
| Transaction based expenses | | (21,089) |
| **Total revenue, less transaction-based expenses** | | **37,760** |
| Compensation and benefits | | 122 |
| Professional Services | | 1,555 |
| Technology and communication | | 103 |
| Selling, general and administrative | | 700 |
| Depreciation and amortization | | 8,647 |
| Affiliate expense | | 13,231 |
| **Operating expenses** | | **24,358** |
| **Operating income** | | **13,402** |
| Interest expense | | (5) |
| Other income, net | | 4,606 |
| **Other income, net** | | **4,601** |
| **Pre-tax net income** | | **18,003** |
| Income tax expense | | 3,933 |
| **Net income** | | **14,070** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE ARCA LLC**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 666 |
| Accounts receivable, net of allowance | | 66,604 |
| Due from affiliates, net | | 5,443 |
| Prepaid expenses and other current assets | | 217 |
| **Current assets** | | 72,930 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 39,667 |
| Accumulated depreciation | (39,406) |
| **Property and equipment, net** | 261 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 563,001 |
| Other intangibles, net | 921,816 |
| Other non-current assets | 35,904 |
| **Other non-current assets** | 1,520,721 |
| **Assets** | 1,593,912 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 33,240 |
| Income tax payable | 103 |
| Deferred Revenue | (42) |
| SEC fees payable | 29,540 |
| **Current liabilities** | 62,841 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - current | 236,068 |
| Other non-current liabilities | 16,335 |
| **Non-current liabilities** | 252,403 |
| **Liabilities** | 315,244 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 9,356 |
| Retained earnings | | 1,269,312 |
| **Equity** | | 1,278,668 |
| **Total liabilities and equity** | $ | 1,593,912 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE ARCA LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 725,999 |
| Data services fees, net | | 71,357 |
| Listing Fees | | 16,953 |
| Other revenues | | 30,442 |
| Affiliate revenue | | 2,545 |
| Transaction based expenses | | (649,170) |
| **Total revenue, less transaction-based expenses** | | **198,126** |
| Compensation and benefits | | 241 |
| Professional services | | 3,085 |
| Technology and communication | | 758 |
| Selling, general and administrative | | 230 |
| Depreciation and amortization | | 11,655 |
| Affiliate expense | | 103,686 |
| **Operating expenses** | | **119,655** |
| **Operating income** | | **78,471** |
| Affiliate interest income | | 12,577 |
| Other expenses, net | | (4,905) |
| **Other income, net** | | **7,672** |
| **Pre-tax net income** | | **86,143** |
| Income tax benefit | | (4,584) |
| **Net income** | | **90,727** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE ARCA, Inc.**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 151 |
| Accounts receivable, net of allowance | | 7,991 |
| Due from affiliates, net | | 223,104 |
| Prepaid expenses and other current assets | | 1,425 |
| Income tax receivable | | 207 |
| **Current assets** | | 232,878 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 10,308 |
| Accumulated depreciation | (4,553) |
| Operating lease right of use asset | 4,445 |
| **Property and equipment, net** | 10,200 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other noncurrent assets | 141,018 |
| **Non-current assets** | 141,018 |
| **Assets** | 384,096 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 431 |
| Accrued salaries and benefits | 1,317 |
| Other current liabilites | 1,039 |
| Deferred revenue | 68 |
| SEC fees payable | 4,058 |
| **Current liabilities** | 6,913 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 29,338 |
| Other non-current liabilities | 6,243 |
| **Non-current liabilities** | 35,581 |
| **Liabilities** | 42,494 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 6,212 |
| Retained earnings | | 334,420 |
| Accumulated other comprehensive income | | 970 |
| **Equity** | | 341,602 |
| **Total liabilities and equity** | $ | 384,096 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE ARCA, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 643,002 |
| Data services fees, net | | 15,951 |
| Other revenues | | 25,424 |
| Transaction based expenses | | (579,144) |
| **Total revenue, less transaction-based expenses** | | **105,233** |
| Compensation and benefits | | 6,384 |
| Professional services | | 30 |
| Technology and communication | | 1,828 |
| Rent and occupancy | | 1,376 |
| Selling, general and administrative | | 88 |
| Depreciation and amortization | | 1,310 |
| Affiliate expense | | 12,159 |
| **Operating expenses** | | **23,175** |
| **Operating income** | | **82,058** |
| Affiliate interest income | | 14,901 |
| Other income, net | | 7,595 |
| **Other expense, net** | | **22,496** |
| **Pre-tax net income** | | **104,554** |
| Income tax expense | | 26,677 |
| **Net income** | | **77,877** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Chicago Holdings, Inc.
# Balance Sheet
# As of December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 53 |
| Due from affiliates, net | | 16,804 |
| **Current assets** | | 16,857 |
| | | |
| **Other non-current assets:** | | |
| Goodwill | | 32,258 |
| Other intangibles assets, net | | 34,140 |
| Other noncurrent assets | | - |
| **Other non-current assets** | | 66,398 |
| | | |
| **Total assets** | $ | 83,255 |

## LIABILITIES and EQUITY

| | | |
|---|---|---:|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ | - |
| **Current liabilities** | | 0 |
| | | |
| **Non-current liabilities:** | | |
| Deferred tax liabilities - noncurrent | | 8,903 |
| **Non-current liabilities** | | 8,903 |
| | | |
| **Total liabilities** | | 8,903 |
| | | |
| **Equity:** | | |
| Contributed capital | | 3,894 |
| Retained earnings | | 70,458 |
| **Total equity** | | 74,352 |
| | | |
| **Total liabilities and equity** | $ | 83,255 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Chicago Holdings, Inc.**
**Statement of Income**
**Year Ended December 31, 2023**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Selling, general and adminstrative | | 2 |
| Depreciation and amortization | | 320 |
| **Operating expenses** | | 322 |
| **Operating loss** | | (322) |
| | | |
| Other expenses, net | | - |
| **Other expense, net** | | - |
| **Pre-tax net loss** | | (322) |
| Income tax benefit | | (554) |
| **Net income** | $ | 232 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## NYSE Chicago, Inc.
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

| Current assets: | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,408 |
| Accounts receivable | | 5,652 |
| Income tax receivable | | 4 |
| Due from affiliates, net | | 37,361 |
| **Current assets** | | 44,425 |
| | | |
| **Property and equipment:** | | |
| Property and equipment cost | | 5,472 |
| Accumulated depreciation | | (4,317) |
| **Property and equipment, net** | | 1,155 |
| | | |
| **Other non-current assets:** | | |
| Deferred tax assets- non current | | 2,144 |
| Other noncurrent assets | | 6,237 |
| **Other non-current assets** | | 8,381 |
| | | |
| **Total assets** | $ | 53,961 |

### LIABILITIES and EQUITY

| Current liabilities: | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | (2,958) |
| Accrued salaries and benefits | | 183 |
| SEC fees payable | | 3,528 |
| **Current liabilities** | | 753 |
| | | |
| **Non-current liabilities:** | | |
| Other noncurrent liabilities | | 508 |
| Accrued employee benefits - long term | | 1,427 |
| **Non-current liabilities** | | 1,935 |
| | | |
| **Total liabilities** | | 2,688 |
| | | |
| **Equity:** | | |
| Contributed capital | | 8 |
| Retained earnings | | 51,126 |
| Accumulated other comprehensive income | | 139 |
| **Total equity** | | 51,273 |
| | | |
| **Total liabilities and equity** | $ | 53,961 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Chicago, Inc.**
**Statement of Income**
**Year Ended December 31, 2023**
(Unaudited)
(in thousands)

| Revenues: | | |
|---|---|---|
| Transaction and clearing fees, net | $ | 35,103 |
| Market Data Fees | | 23,610 |
| OTC and Other revenues | | 1,506 |
| Affiliate revenue | | 78 |
| Transaction based expenses | | (14,406) |
| **Total revenues** | | 45,891 |
| | | |
| Expenses: | | |
| Compensation and benefits | | 89 |
| Professional services | | 580 |
| Technology and communication | | 16 |
| Selling, general and adminstrative | | (480) |
| Depreciation and amortization | | 954 |
| Affiliate expense | | 9,102 |
| **Operating expenses** | | 10,261 |
| **Operating income** | | 35,630 |
| Other expenses, net | | (2,049) |
| **Other expense, net** | | (2,049) |
| **Pre-tax net income** | | 33,581 |
| Income tax expense | | 8,331 |
| **Net income** | $ | 25,250 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Group, Inc.
## Balance Sheet
## As of December 31, 2023
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 616 |
| Income tax receivable | | 502 |
| Due from affiliates, net | | 561,752 |
| **Current assets** | | 562,870 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 155,981 |
| Investment in Sub | | 121,837 |
| Operating Lease Right of Use Asset | | 229 |
| Other non current assets | | 100 |
| Deferred Tax Asset | | 701 |
| **Other non-current assets** | | 278,848 |
| | | |
| **Total assets** | $ | 841,718 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Other Current Liabilities | $ | 95 |
| **Current liabilities** | | 95 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | 135 |
| **Non-current liabilities** | | 135 |
| | | |
| **Total liabilities** | | 230 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 3,490 |
| Retained earnings | | 837,998 |
| **Total equity** | | 841,488 |
| | | |
| **Total liabilities and equity** | $ | 841,718 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Group, Inc.
## Statement of Income
## Year Ended December 31, 2023
## (Unaudited)
## (in thousands)

| | |
|---|---:|
| **Revenue:** | |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Selling, general, and administrative | (100) |
| Technology expenses | (2) |
| Intercompany expenses | 3,285 |
| **Operating expenses** | 3,183 |
| **Operating loss** | (3,183) |
| | |
| Intercompany Interest income | 40,740 |
| Other income net | (1) |
| **Other income, net** | 40,739 |
| | |
| **Pre-tax net income** | 37,556 |
| | |
| Income tax benefit | (24,389) |
| **Net income** | $ 61,945 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Holdings LLC
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 340 |
| Income tax receivable | | 2 |
| **Current assets** | | 342 |

**OTHER NON-CURRENT ASSETS:**

| | | |
|---|---|---:|
| Investment in Sub | | 6,635,197 |
| **Other non-current assets** | | 6,635,197 |
| **Assets** | $ | 6,635,539 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates, net | | 1,279,127 |
| **Current Liabilities** | | 1,279,127 |
| **Liabilities** | | 1,279,127 |

**EQUITY:**

| | | |
|---|---|---:|
| Contributed Capital | | 24,346 |
| Retained earnings | | 5,331,963 |
| Accumulated other comprehensive income | | 103 |
| **Total equity** | | 5,356,412 |
| **Total liabilities and equity** | $ | 6,635,539 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Holdings LLC
## Statement of Income
### Year Ended December 31, 2023
(Unaudited)

(in thousands)

| | | |
|---|---|---:|
| **Total Revenue, less transaction-based expenses** | $ | - |
| | | |
| **Expenses:** | | |
| Selling, general and administrative | | 9 |
| Intercompany Expense | | - |
| **Operating expenses** | | 9 |
| **Operating loss** | | (9) |
| | | |
| Interest income from affiliates | | 40,219 |
| Other expense, net | | 2 |
| **Other income, net** | | 40,221 |
| | | |
| **Pre-tax net income** | | 40,212 |
| Income tax expense | | 1 |
| **Net income** | $ | 40,211 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## NYSE IP LLC
## Balance Sheet
## As of December 31, 2023
## (Unaudited)
## (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Due from affiliates, net | $ | 661 |
| **Current assets** | | 661 |
| | | |
| **Assets** | $ | 661 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Retained earnings | | 736 |
| Accumulated other comprehensive income | | (75) |
| **Total equity** | | 661 |
| | | |
| **Total liabilities and equity** | $ | 661 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Liffe Holdings, LLC
## Balance Sheet
### As of December 31, 2023
(Unaudited)
(in thousands)

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Due to affiliate, net | $ | 3 |
| **Current liabilities** | | 3 |
| **Liabilities** | | 3 |

**EQUITY:**

| | | |
|---|---|---|
| Retained deficit | | (3) |
| **Total equity** | | (3) |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Liffe Holdings, LLC**
**Statement of Income**
**Year Ended December 31, 2023**
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Total revenue** | **0** |
| Compensation and benefits | (540) |
| **Operating expenses** | **(540)** |
| **Operating income** | **540** |
| | |
| **Pre-tax net income** | **540** |
| Income tax benefit | |
| **Net income** | **540** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Liffe US LLC
# Balance Sheet
## As of December 31, 2023
## (Unaudited)
## (in thousands)

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | (31) |
| **Other non-current assets** | (31) |
| | |
| **Total assets** | $ (31) |

**LIABILITIES and EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Retained deficit | (31) |
| **Total equity** | (31) |
| | |
| **Total liabilities and equity** | $ (31) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Market (DE), Inc.**
**BALANCE SHEET**
As of December 31, 2023
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 8,611 |
| Short-term Investments | | 10,816 |
| Accounts receivable, net | | 171,869 |
| Due from affiliates, net | | 723,078 |
| Prepaid expenses and other current assets | | 8,868 |
| Income tax receivable | | 883 |
| **Current assets** | | **924,125** |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 681,395 |
| Accumulated depreciation | (302,677) |
| Operating Lease Right of Use Asset | 14,784 |
| **Property and equipment, net** | **393,502** |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 1,564,001 |
| Other intangibles, net | 1,771,206 |
| Investment in sub | 440,448 |
| Other non-current assets | 130,215 |
| **Other non-current assets** | **3,905,870** |
| **Assets** | **5,223,497** |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 64,624 |
| Accrued salaries and benefits | 59,487 |
| Other Current Liabilities | 3,243 |
| Deferred revenue | 31,128 |
| SEC fees payable | 37,617 |
| **Current liabilities** | **196,099** |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - current | 421,844 |
| Other non-current liabilities | 92,935 |
| Accrued employee benefits - long term | 143,216 |
| Deferred revenue - long term | 67,731 |
| **Non-current liabilities** | **725,726** |
| **Liabilities** | **921,825** |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 203,539 |
| Retained earnings | | 4,164,622 |
| Accumulated other comprehensive income | | (66,489) |
| **Equity** | | **4,301,672** |
| **Total liabilities and equity** | $ | **5,223,497** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Market (DE), Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 752,411 |
| Data services fees, net | | 244,738 |
| Listing Fees | | 457,699 |
| Other revenues | | 50,130 |
| Affiliate revenue | | 126,232 |
| Transaction based expenses | | (570,174) |
| **Total revenue, less transaction-based expenses** | | **1,061,036** |
| Compensation and benefits | | 180,633 |
| Professional services | | 38,290 |
| M&A | | 118 |
| Technology and communication | | 30,007 |
| Rent and occupancy | | 10,762 |
| Selling, general and administrative | | 81,498 |
| Depreciation and amortization | | 75,368 |
| Affiliate expense | | 64,425 |
| **Operating expenses** | | **481,101** |
| **Operating income** | | **579,935** |
| Interest income | | 369 |
| Affiliate interest income | | 54,639 |
| Interest expense | | (5) |
| Other income, net | | (815) |
| **Other income, net** | | **54,188** |
| **Pre-tax net income** | | **634,123** |
| Income tax expense | | 145,944 |
| **Net income** | | **488,179** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE National, Inc.**
**BALANCE SHEET**
As of December 31, 2023
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 208 |
| Accounts receivable, net | | 1,406 |
| **Current assets** | | 1,614 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 4,720 |
| Accumulated depreciation | (4,720) |
| **Property and equipment, net** | 0 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 5,355 |
| Other intangibles, net | 2,000 |
| Other non-current assets | 10,844 |
| **Other non-current assets** | 18,199 |
| **Assets** | 19,813 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | (229) |
| Due to affiliates, net | 2,998 |
| SEC Fees Payable | 1,017 |
| **Current liabilities** | 3,786 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - non current | 344 |
| Other Non-Current Liabilities | 3 |
| **Non-current liabilities** | 347 |
| **Liabilities** | 4,133 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 15,680 |
| **Equity** | | 15,680 |
| **Total liabilities and equity** | $ | 19,813 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



| | |
|---|---:|
| Transaction and clearing fees, net | 35,335 |
| Data services fees, net | 4,573 |
| Other revenues | 205 |
| Affiliate revenue | 30 |
| Transaction based expenses | (31,158) |
| **Total revenue** | **8,985** |
| Compensation and benefits | 129 |
| Professional Services | 496 |
| Selling, general and administrative | 5 |
| Depreciation and amortization | 353 |
| Affiliate expense | 2,205 |
| **Operating expenses** | **3,188** |
| **Operating income** | **5,797** |
| Other expense | (3,072) |
| **Pre-tax net income** | **2,725** |
| Income tax expense | 671 |
| **Net income** | **2,054** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## NYSE Technologies Connectivity, Inc.
## BALANCE SHEET
### As of December 31, 2023
### (Unaudited)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 473 |
| Accounts receivable, net | | 39,768 |
| Due from affiliates, net | | 803,467 |
| Prepaid expenses and other current assets | | 1,971 |
| **Current assets** | | 845,679 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 20,059 |
| Accumulated depreciation | (14,259) |
| **Property and equipment, net** | 5,800 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 332,000 |
| Other intangibles, net | 345,000 |
| Other non current assets | 14 |
| **Other non-current assets** | 677,014 |
| **Assets** | 1,528,493 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 4,324 |
| Accrued salaries and benefits | 961 |
| Income tax payable | 21 |
| **Current liabilities** | 5,306 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 86,816 |
| Other non-current liabilities | 3,230 |
| **Non-current liabilities** | 90,046 |
| **Liabilities** | 95,352 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 6,667 |
| Retained earnings | | 1,426,462 |
| Accumulated other comprehensive income | | 12 |
| **Equity** | | 1,433,141 |
| **Total liabilities and equity** | $ | 1,528,493 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Technologies Connectivity, Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Exchanges Data Services | $ | 53,259 |
| Other Data Services | | 170,415 |
| Affiliate Revenue | | 5,752 |
| **Total revenue** | | **229,426** |
| Compensation and benefits | | 5,061 |
| Technology and communication | | 26,901 |
| Rent and occupancy | | 344 |
| Selling, general and administrative | | 474 |
| Depreciation and amortization | | 1,831 |
| Affiliate expense | | 14,133 |
| **Operating expenses** | | **48,744** |
| **Operating income** | | **180,682** |
| Affiliate interest income | | 40,712 |
| Other Expense | | 1 |
| **Other expense, net** | | **40,713** |
| **Pre-tax net income** | | **221,395** |
| Income tax expense | | 52,829 |
| **Net income** | | **168,566** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**OB Acquisition, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchai Commission.



# Optimal Blue Holdco, LLC
# Balance Sheet
# As Of December 31, 2023
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023  has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.



# Optimal Blue I, LLC
## BALANCE SHEET
### As of December 31, 2023
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Income tax receivable | | $ 6,439 |
| | **Current assets** | 6,439 |

**NON-CURRENT ASSETS:**

| | | |
|---|---|---:|
| Deferred tax assets | | 201,082 |
| | **Other non-current assets** | 201,082 |
| | **Assets** | 207,521 |

**LIABILITIES and EQUITY:**

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Other non-current liabilities | | 63 |
| | **Non-current liabilities** | 63 |
| | **Liabilities** | 63 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 180,244 |
| Retained earnings | | 27,214 |
| | **Equity** | 207,458 |
| | **Total liabilities and equity** | $ 207,521 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Optimal Blue I, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**[1]
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Mortgage Technology | $ - |
| **Total revenue** | **-** |
| | |
| Selling, general and administrative | 449 |
| **Operating expenses** | **449** |
| **Operating loss** | **(449)** |
| | |
| **Pre-tax net loss** | **(449)** |
| | |
| Income tax benefit | 56,888 |
| **Net income before equity earnings** | **56,439** |
| | |
| Equity Earnings in Subsidiaries | (29,225) |
| | |
| **Net income** | **27,214** |

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**PDR Services LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



**Pit Trader, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

### ASSETS:

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

### LIABILITIES AND MEMBER EQUITY:

### EQUITY:

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

## Total Equity

| | | |
|---|---|---|
| | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



# Q-WIXX B SUB, LLC
## BALANCE SHEET
### As of December 31, 2023
### (Unaudited)

**ASSETS:**

**OTHER NON-CURRENT ASSETS:**

| | | |
|---|---|---:|
| Investment in subsidiaries | | 1,989 |
| | **Other non-current assets** | 1,989 |
| | **Assets** | 1,989 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates, net | | - |
| | **Current liabilities** | - |

**EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 1,989 |
| | **Equity** | 1,989 |
| | **Total liabilities and equity** | $ 1,989 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




**Q-WIXX B SUB, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**


| | |
|---|---:|
| **Total revenue** | $ - |
| Selling, general & administration | - |
| **Operating expenses** | - |
| **Operating loss** | - |
| **Pre-tax net loss** | - |
| **Income tax benefit** | - |
| **Net income** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# QW HOLDINGS, LLC
# BALANCE SHEET
### As of December 31, 2023
### (Unaudited)
### (In thousands)

**CURRENT ASSETS:**

| | |
|---|---|
| Cash and cash equivalents | $ - |
| **Current assets** | - |
| **Total assets** | $ - |

**EQUITY:**

| | |
|---|---|
| Contributed capital | (465) |
| Retained earnings | $ 465 |
| **Equity** | - |
| **Total equity** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**QW HOLDINGS, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **Total revenue** | $ | - |
| | | |
| Selling, general & administration | | - |
| **Operating expenses** | | - |
| | | |
| **Operating loss** | | - |
| | | |
| Intercompany interest income | | 60 |
| **Pre-tax net income** | | 60 |
| | | |
| **Income tax expense** | | - |
| | | |
| **Net income** | $ | 60 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Radiate, Inc.
# Balance Sheet
# As of December 31, 2023
# (Unaudited)

**CURRENT ASSETS:**

| | |
|---|---|
| Other assets | 1 |
| **Current assets** | 1 |
| | |
| **Total assets** | 1 |

**LIABILITIES and EQUITY:**

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Total equity** | 1 |
| | |
| **Total liabilities and equity** | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# SECURITIES EVALUATIONS, INC.
## BALANCE SHEET
### As of December 31, 2023
### (Unaudited)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 688 |
| Accounts receivable, net | | 6,162 |
| Income tax receivable | | 11 |
| Due from affiliates, net | | 3,806 |
| **Current assets** | | 10,667 |

**PROPERTY AND EQUIPMENT**

| | |
|---|---:|
| Property and equipment cost | 801 |
| Accumulated depreciation | (801) |
| **Property and equipement, net** | 0 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 276,704 |
| Other intangibles, net | 79,778 |
| Deferred income tax asset- noncurrent | 952 |
| **Other non-current assets** | 357,434 |
| **Assets** | 368,101 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 111 |
| Deferred revenue | 35 |
| **Current liabilities** | 146 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities- noncurrent | 21,749 |
| **Non-current liabilities** | 21,749 |
| **Liabilities** | 21,895 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 420 |
| Retained earnings | | 345,786 |
| **Equity** | | 346,206 |
| **Total liabilities and equity** | $ | 368,101 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**SECURITIES EVALUATIONS, INC.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**

| | | |
|---|---|---:|
| Data services fees, net | | $ - |
| | **Total revenue** | **-** |
| | | |
| Selling, General and Administration | | 2 |
| Depreciation and amortization | | 7,014 |
| | **Operating expenses** | **7,016** |
| | **Operating loss** | **(7,016)** |
| | | |
| Affiliate interest income | | 1,700 |
| Other income, net | | 10 |
| | **Other income, net** | **1,710** |
| | **Pre-tax net loss** | **(5,306)** |
| Income tax benefit | | 2,576 |
| | **Net loss** | **(2,730)** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Securities Industry Automation Corporation**
**BALANCE SHEET**
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 478 |
| Accounts receivable, net of allowance | | 1,471 |
| Due from Affiliates, net | | 325,156 |
| Prepaid expenses and other current assets | | 2,492 |
| Income tax receivable | | 284 |
| **Current assets** | | 329,881 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 380,772 |
| Accumulated depreciation | (219,954) |
| Operating lease asset | 34,540 |
| **Property and equipment, net** | 195,358 |
| **Assets** | 525,239 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 4,248 |
| Accrued salaries and benefits | 2,177 |
| Other current liabilities | 6,225 |
| **Current liabilities** | 12,650 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - current | 6,611 |
| Other non-current liabilities | 35,329 |
| **Non-current liabilities** | 41,940 |
| **Liabilities** | 54,590 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 21,798 |
| Retained earnings | | 448,851 |
| **Equity** | | 470,649 |
| **Total liabilities and equity** | $ | 525,239 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Securities Industry Automation Corporation
## STATEMENT OF INCOME
### Year Ended December 31, 2023
### (Unaudited)
### (in thousands)

|  |  |  |  |
|---|---|---|---:|
| Data services fees, net |  | $ | 13,923 |
| Affiliate revenue |  |  | 71,074 |
|  | **Total revenue** |  | **84,997** |
|  |  |  |  |
| Compensation and benefits |  |  | 10,892 |
| Professional services |  |  | 1,613 |
| Technology and communication |  |  | 25,705 |
| Rent and occupancy |  |  | 74 |
| Selling, general and administrative |  |  | (240) |
| Depreciation and amortization |  |  | 32,237 |
|  | **Operating expenses** |  | **70,281** |
|  |  |  |  |
|  | **Operating income** |  | **14,716** |
|  |  |  |  |
| Affiliate income |  |  | 2,467 |
|  | **Other income** |  | **2,467** |
|  |  |  |  |
|  | **Pre-tax net income** |  | **17,183** |
|  |  |  |  |
| Income tax expense |  |  | 498 |
|  | **Net income** |  | **16,685** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Simplifile Holdings, Inc.
# Balance Sheet
# As of December 31, 2023
# (Unaudited)
# (in thousands)

| | | |
|---|---:|---:|
| **CURRENT ASSETS:** | | |
| Current income tax receivable | $ | 1,148 |
| Due from affiliates, net | | 12,717 |
| **Current assets** | | 13,865 |
| | | |
| **Total assets** | $ | 13,865 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred non-current tax liabilities | | 15,245 |
| **Non-current liabilities** | | 15,245 |
| | | |
| **Total liabilities** | | 15,245 |
| | | |
| **EQUITY:** | | |
| Retained deficit | | (1,380) |
| **Total equity** | | (1,380) |
| | | |
| **Total liabilities and equity** | $ | 13,865 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Simplifile Holdings, Inc.
## Statement of Income
## Year Ended December 31, 2023
## (Unaudited)
## (in thousands)

.

| | |
|---|---:|
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Selling, general and administrative | 16 |
| **Operating expenses** | 16 |
| **Operating income** | (16) |
| **Pre-tax net loss** | (16) |
| | |
| Income tax expense | (1,128) |
| **Net loss** | $ 1,112 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Simplifile LC
# Balance Sheet
## As of December 31, 2023
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 42,216 |
| Accounts receivable, net | | 46,172 |
| Prepaid expenses and other current assets | | 9,635 |
| Due from affiliates, net | | 42,570 |
| **Current assets** | | 140,593 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 39,996 |
| Accumulated depreciation | | (22,753) |
| Operating Lease Right of Use Asset | | 2,550 |
| **Property and equipment, net** | | 19,793 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 227,405 |
| Other intangibles, net | | 83,177 |
| **Other non-current assets** | | 310,582 |
| | | |
| **Total assets** | $ | 470,968 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 48,890 |
| Accrued salaries and benefits | | 1,781 |
| Other current liabilities | | 958 |
| Income tax payable | | 615 |
| **Current liabilities** | | 52,244 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | 7,787 |
| **Non-current liabilities** | | 7,787 |
| | | |
| **Total liabilities** | | 60,031 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 4,066 |
| Retained earnings | | 406,871 |
| **Total equity** | | 410,937 |
| | | |
| **Total liabilities and equity** | $ | 470,968 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




**Simplifile LC**
**Statement of Income**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**


| | | |
|---|---:|---:|
| **Revenue:** | | |
| Closing solutions | $ | 85,366 |
| Affiliate revenue | | 32 |
| **Total Revenue** | | 85,398 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 22,249 |
| Professional services | | 104 |
| M&A Expenses | | 78 |
| Technology and communication | | 11,251 |
| Rent and occupancy | | 903 |
| Selling, general and administrative | | 3,401 |
| Depreciation and amortization | | 15,054 |
| **Operating expenses** | | 53,040 |
| **Operating income** | | 32,358 |
| Intercompany interest income | | 2,752 |
| **Other expense, net** | | 2,752 |
| **Pre-tax net income** | | 35,110 |
| | | |
| Income tax expense | | 9,466 |
| **Net income** | $ | 25,644 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## Stock Clearing Corporation
## BALANCE SHEET
### As of December 31, 2023
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Due from Affiliates, Net | | $ 264 |
| | **Current assets** | 264 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | (19) |
| Other noncurrent assts | | 300 |
| | **Other non-current assets** | 281 |
| | **Assets** | 545 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | - |
| | **Current liabilities** | - |
| | **Liabilities** | - |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| Retained earnings | | 545 |
| | **Equity** | 545 |
| | **Total liabilities and equity** | $ 545 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Stock Clearing Corporation**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Other revenues | $ - |
| **Total revenue** | - |
| Selling, general and administrative | - |
| **Operating expenses** | - |
| **Operating income** | - |
| **Other expense, net** | - |
| **Pre-tax net income** | - |
| Income tax expense | - |
| **Net income** | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Strike Network Services LLC
## BALANCE SHEET
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 12 |
| Due from affiliates, net | | 21 |
| **Current assets** | | 33 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 400 |
| Accumulated depreciation | (400) |
| **Property and equipment, net** | 0 |
| | |
| **Assets** | 33 |

**LIABILITIES and EQUITY:**

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 33 |
| **Equity** | | 33 |
| **Total liabilities and equity** | $ | 33 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Strike Network Services LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Data services fees, net | - |
| **Total revenue** | - |
| Depreciation and amortization | - |
| **Operating expenses** | - |
| **Operating loss** | - |
| **Pre-tax net loss** | - |
| **Net loss** | - |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## StrikeNET LLC
## BALANCE SHEET
**As of December 31, 2023**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 26 |
| Due from affiliates, net | | 92 |
| **Current assets** | | 118 |
| **Assets** | | 118 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | - |
| **Current liabilities** | 0 |
| **Liabilities** | 0 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 118 |
| **Equity** | | 118 |
| **Total liabilities and equity** | $ | 118 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Super Peach Acquisition Corp.
## Balance Sheet
### As of December 31, 2023
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 111 |
| **Total assets** | $ | 111 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Due to affiliates, net | 158 |
| **Current liabilities** | 158 |
| **Total liabilities** | 158 |

**EQUITY:**

| | |
|---|---|
| Retained deficit | (47) |
| **Total equity** | (47) |

| | | |
|---|---|---|
| **Total liabilities and equity** | $ | 111 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Super Peach Acquisition Corp.**
**Statement of Income**
**Year Ended December 31, 2023**
**(Unaudited)**
**(in thousands)**

|  |  |  |
|---|---:|---:|
| **Revenue:** | | |
| **Total Revenue** | | - |
| | | |
| **Expenses:** | | |
| Selling, General and Administration | | (24) |
| **Operating expenses** | | (24) |
| **Operating income** | | 24 |
| **Income tax expense** | | 6 |
| **Net income** | $ | 18 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Super Peach Acquisition Sponsor, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**

## ASSETS:

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

## LIABILITIES AND EQUITY:

.

### EQUITY:

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# The Clearing Corporation
## Balance Sheet
## As of December 31, 2023
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,720 |
| **Current Assets** | | 1,720 |

**OTHER NONCURRENT ASSETS:**

| | | |
|---|---|---:|
| Goodwill | | 22,514 |
| **Other non-current assets** | | 22,514 |
| **Assets** | $ | 24,234 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 2 |
| Due to affiliate, net | | 14 |
| **Current liabilities** | | 16 |
| **Liabilities** | | 16 |

**EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 90,246 |
| Retained deficit | | (66,028) |
| **Total Equity** | | 24,218 |
| **Total Liabilities and Equity** | $ | 24,234 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# The Clearing Corporation
## Statement of Income
## Year Ended December 31, 2023
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Other revenue | $ | - |
| **Total revenue** | | - |
| | | |
| **Expenses:** | | |
| Selling, general and administrative | | 10 |
| **Operating expenses** | | 10 |
| **Operating loss** | | (10) |
| | | |
| Interest income | | 75 |
| **Other income** | | 75 |
| | | |
| **Pre-tax net income** | | 65 |
| Income tax benefit | | 6 |
| **Net Income** | $ | 71 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# TOMN Holdings, Inc.
# BALANCE SHEET
### As of December 31, 2023
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| | Income tax receivable | $ 5 |
| | **Current assets** | 5 |
| **NON-CURRENT ASSETS:** | | |
| | Other intangibles, net | 3 |
| | Other non-current assets | 118 |
| | Deferred tax assets | 420 |
| | **Other non-current assets** | 541 |
| | **Assets** | 546 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| | Other Current Liabilities | 179 |
| | Income Tax Payable | 1 |
| | **Current liabilities** | 180 |
| **NON-CURRENT LIABILITIES:** | | |
| | Other non-current liabilities | 56 |
| | **Non-current liabilities** | 56 |
| | **Liabilities** | 236 |
| **SHAREHOLDERS EQUITY:** | | |
| | Additional paid-in capital | 4,746 |
| | Retained deficit | (4,436) |
| | **Equity** | 310 |
| | **Total liabilities and equity** | $ 546 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TOMN Holdings, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2023**[1]
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Affiliate revenue | $ | 4,736 |
| **Total revenue** | | **4,736** |
| | | |
| Rent and occupancy | | 15 |
| Selling, general and administrative | | (151) |
| Depreciation and amortization | | 10,000 |
| **Operating expenses** | | **9,864** |
| **Operating loss** | | **(5,128)** |
| | | |
| Other income, net | | 1 |
| **Other income, net** | | **1** |
| **Pre-tax net loss** | | **(5,127)** |
| | | |
| Income tax benefit | | 691 |
| **Net loss** | | **(4,436)** |

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Trade Cert USA ltd
# Balance Sheet
## As of December 31, 2023
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **Total assets** | $ | - |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliate, net | $ | 3 |
| **Current liabilities** | | 3 |
| | | |
| **Total liabilities** | $ | 3 |
| | | |
| **EQUITY:** | | |
| Retained deficit | | (3) |
| **Total equity** | | (3) |
| | | |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Trade Cert USA ltd
## Statement of Income
## Year Ended December 31, 2023
## (Unaudited)
## (in thousands)

.

| | |
|---|---:|
| **Revenue:** | |
| OTC Revenue | - |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Selling, general and administration | - |
| **Operating expenses** | - |
| | |
| **Operating loss** | - |
| | |
| **Net loss** | $ - |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# TradeCapture OTC Corp
## Balance Sheet
## As Of December 31, 2023
### (Unaudited)
### (in thousands)

**PROPERTY PLANT AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment cost | 5,778 |
| Accumulated depreciation | (4,517) |
| **Property and equipment net** | **1,261** |

**OTHER NON-CURRENT ASSETS**

| | |
|---|---:|
| Deferred Tax Asset | 182 |
| Investment in subsidiary | 168 |
| **Other non-current assets** | **350** |

| | | |
|---|---|---:|
| **Total assets** | $ | **1,611** |

**LIABILITIES AND EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accrued salaries and benefits | 269 |
| Due to affiliates, net | 1,012 |
| **Current liabilities** | **1,281** |

**NONCURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 0 |
| **NonCurrent Liabilities** | **0** |

| | |
|---|---:|
| **Total liabilities** | **1,281** |

**EQUITY:**

| | |
|---|---:|
| Additional paid-in capital | 5,451 |
| Retained deficit | (5,121) |
| **Equity** | **330** |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | **1,611** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TradeCapture OTC Corp**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**

**REVENUES:**

| | | |
|---|---|---|
| Other revenue | $ | - |
| **Operating revenues** | | **0** |

**OPERATING EXPENSES:**

| | |
|---|---|
| Compensation and benefits | 322 |
| Professional services | 25 |
| Technology and communcations | 1 |
| Selling, general & administration | 4 |
| Amortization & depreciation expense | 775 |
| Service & license fees to affiliates | 83 |
| **Operating expenses** | **1,210** |
| | |
| **Operating loss** | **(1,210)** |
| | |
| Income tax benefit | **313** |
| | |
| **Net loss** | $ **(897)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TradeCapture OTC Holdings, Inc.**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**
**(In thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Prepaid expenses and other current assets | $ | 3 |
| **Current assets** | | 3 |

**OTHER NON-CURRENT ASSETS**

| | | |
|---|---|---|
| Deferred tax assets - non-current | $ | 2 |
| Goodwill | | 8,744 |
| Investment in Subsidiary | | 10,968 |
| **Other non-current assets** | | 19,714 |
| **Total assets** | $ | **19,717** |

**LIABILITIES:**

| | | |
|---|---|---|
| Accounts Payable and Accrued Liabilities | $ | - |
| Due to affiliates, net | | 20 |
| **Liabilities** | | **20** |

**EQUITY:**

| | | |
|---|---|---|
| Contributed Capital | $ | - |
| Retained Earnings | | 19,697 |
| **Equity** | | **19,697** |

| | | |
|---|---|---|
| **Total liability and equity** | $ | **19,717** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TradeCapture OTC Holdings, Inc.**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general and administrative | | 11 |
| Affiliate expenses | | 17 |
| **Operating expenses** | | **28** |
| | | |
| **Pre-tax net loss** | | (28) |
| | | |
| Income tax benefit | | 7 |
| | | |
| **Net loss** | $ | (21) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Trebuchet Holdings, LLC**
**Balance Sheet**
**As Of December 31, 2023**
**(Unaudited)**
**(In thousands)**

**PLANT PROPERTY AND EQUIPMENT**

| | | |
|---|---|---:|
| Property and equipment cost | $ | 1,060 |
| Accumulated depreciation | | (1,060) |
| **Property and equipment net** | | 0 |
| | | |
| **Total assets** | $ | - |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates, net | $ | 2,000 |
| **Current liabilities** | | 2,000 |
| | | |
| **Total liabilities** | $ | **2,000** |

**EQUITY:**

| | | |
|---|---|---:|
| Additional Paid in Capital | $ | 140 |
| Contributed capital | | 1,519 |
| Retained deficit | | (3,659) |
| **Equity** | | **(2,000)** |
| | | |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemen should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



**Trebuchet Holdings, LLC**
**Income Statement**
**Year Ended December 31, 2023**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **Total Revenue** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Amortization & depreciation expense | $ | - |
| **Operating expenses** | | - |
| | | |
| **Net loss** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Wireless Internetwork LLC
# BALANCE SHEET
### As of December 31, 2023
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 3 |
| **Current assets** | | 3 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---|
| Property and equipment | 112 |
| Accumulated depreciation | (112) |
| **Property and equipment, net** | 0 |
| **Assets** | 3 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Due to afilliates, net | 118 |
| **Current liabilities** | 118 |
| **Liabilities** | 118 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Retained deficit | | (115) |
| **Equity** | | (115) |
| **Total liabilities and equity** | $ | 3 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Wireless Internetwork LLC
## STATEMENT OF INCOME
### Year Ended December 31, 2023
### (Unaudited)
### (in thousands)

| | |
|---|---:|
| Data services fees, net | - |
| **Total revenue** | - |
| Depreciation and amortization | 0 |
| **Operating expenses** | 0 |
| **Operating loss** | 0 |
| **Pre-tax net loss** | 0 |
| **Net loss** | 0 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2024

EXHIBIT I

The audited consolidated financial statements for NYSE Arca, Inc. for the year ended December 31, 2023 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE Arca, Inc. and Subsidiaries
Year Ended December 31, 2023
With Report of Independent Auditors

NYSE Arca, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2023

# Contents



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## Report of Independent Auditors

The Board of Directors and Management
NYSE Arca, Inc. and Subsidiaries

### Opinion

We have audited the consolidated financial statements of NYSE Arca, Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

2



**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

*Ernst & Young LLP*

June 28, 2024

NYSE Arca, Inc. and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2023

**Assets**

Current assets:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 15 |
| Accounts receivable, net | | 75 |
| Due from affiliates | | 49 |
| Loan receivable from affiliate | | 568 |
| Other current assets | | 19 |
| Total current assets | | 726 |
| Non-current assets: | | |
| Property and equipment, net | | 10 |
| Goodwill | | 563 |
| Other intangible assets, net | | 922 |
| Other non-current assets | | 193 |
| Total non-current assets | | 1,688 |
| Total assets | $ | 2,414 |

**Liabilities and equity**

Current liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 84 |
| Due to affiliates | | 371 |
| Total current liabilities | | 455 |
| Non-current liabilities: | | |
| Deferred income taxes | | 269 |
| Other non-current liabilities | | 23 |
| Total non-current liabilities | | 292 |
| Total liabilities | | 747 |
| | | |
| Equity | | 1,667 |
| Total liabilities and equity | $ | 2,414 |

*See accompanying notes to consolidated financial statements.*

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2023

| | | |
|---|---|---:|
| Revenues: | | |
| Transaction fees | $ | 1,376 |
| Listing fees | | 17 |
| Data services fees | | 88 |
| Affiliate fees | | 11 |
| Other | | 56 |
| Total revenues | | 1,548 |
| Transaction-based expenses: | | |
| Section 31 fees | | 128 |
| Cash liquidity payments, routing and clearing | | 1,137 |
| Total revenues less transaction-based expenses | | 283 |
| | | |
| Operating expenses: | | |
| Compensation and benefits | | 7 |
| Technology and communications | | 3 |
| Professional services | | 4 |
| Rent and occupancy | | 1 |
| Selling, general and administrative | | 2 |
| Depreciation and amortization | | 13 |
| Affiliate | | 98 |
| Total operating expenses | | 128 |
| Operating income | | 155 |
| | | |
| Other income: | | |
| Interest and other income, net | | 33 |
| Income before income tax expense | | 188 |
| Income tax expense | | 17 |
| Net income | $ | 171 |
| | | |
| Other comprehensive income: | | |
| Other comprehensive income | | 5 |
| Total comprehensive income | $ | 176 |

*See accompanying notes to consolidated financial statements.*

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2023

| | | |
|---|---|---:|
| Balance at January 1, 2023 | $ | 2,564 |
| Net income | | 171 |
| Dividends paid to affiliates | | (1,073) |
| OCI adjustment from investment in OCC | | 5 |
| Balance at December 31, 2023 | $ | 1,667 |

*See accompanying notes to consolidated financial statements.*

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2023

**Operating activities:**

| | | |
|---|---|---:|
| Net income | $ | 171 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 13 |
| Deferred income taxes | | (11) |
| Change in assets and liabilities: | | |
| Accounts receivable | | (2) |
| Loans receivable from and payable to affiliates | | (417) |
| Other assets | | (24) |
| Accounts payable and accrued liabilities | | (62) |
| Due to affiliates, net | | 343 |
| Other liabilities | | (21) |
| Total adjustments | | (181) |
| Net cash used in operating activities | | (10) |
| | | |
| Net decrease in cash and cash equivalents | | (10) |
| Cash and cash equivalents, beginning of year | | 25 |
| Cash and cash equivalents, end of year | $ | 15 |

**Supplemental cash and non-cash flow disclosure:**

| | | |
|---|---|---:|
| Cash paid for income taxes | $ | 2 |
| Non-cash distribution to affiliate | | (1,073) |

*See accompanying notes to consolidated financial statements.*

NYSE Arca, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2023

## 1. Description of Business

NYSE Arca, Inc. ("NYSE Arca" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE Arca. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, the Exchange is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Chicago, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

## 2. Significant Accounting Policies

### Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE Arca LLC, Archipelago Trading Services, Inc., and Archipelago Securities LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 6).

**Cash and Cash Equivalents**

The Exchange considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2023, the Company held $1 million of these type of investments.

**Allowance for Doubtful Accounts**

Under ASU 2016-13, *Measurement of Credit Losses on Financial Instruments,* we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb expected credit losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

**Property and Equipment**

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 9). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

**Software Development Costs**

The Exchange capitalizes costs related to software it develops or obtains for internal use. The costs capitalized include both internal and external direct and incremental costs. General and administrative costs related to developing or obtaining such software are expensed as incurred. Development costs incurred during the preliminary or maintenance project stages are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized using the straight-line method over the useful life of the software, generally not exceeding three years (except for NYSE platforms, which have seven-year useful lives). Amortization begins when the software is ready for its intended use.

**Goodwill and Indefinite-Lived Intangible Assets**

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable indefinite-lived intangible assets consist of exchange registration and licenses and trade names. The Company did not record an impairment charge related to goodwill and indefinite-lived intangible assets during the year ended December 31, 2023.

**Long-Lived Assets and Finite-Lived Intangible Assets**

Long-lived and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, the Exchange projects undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. Finite-lived intangible assets are generally amortized using the straight-line method or an accelerated method over the lesser of their contractual or estimated useful lives. The Company did not record an impairment charge related to long-lived assets and finite-lived intangible assets during the year ended December 31, 2023.

**Income Taxes**

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Pursuant to an election under ASC 740-10-30-27A, the Company elects to allocate current and deferred tax expense from the Parent's consolidated or unitary tax returns to the Exchange's consolidated financial statements. Income taxes reflected in the accompanying financial statements are generally calculated, or allocated from Parent, as if the Exchange filed separate income tax returns, except where a specific allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns.  Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

**Revenue Recognition**

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses on the consolidated statement of comprehensive income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded gross of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Annual fees are charged based on the number of outstanding shares of the listed exchange traded products at the end of the prior year and recognized as revenue on a pro rata basis over the calendar year. The Exchange's revenue from listings fees for the year ending December 31, 2023 and deferred revenue balance as of December 31, 2023 were de minimis.

The Exchange collects market data revenues from our cash equity and options consortium-based data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of comprehensive income.

For the year ended December 31, 2023, $266 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $17 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

**Transaction-Based Expenses**

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing. Furthermore, the Exchange incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, and per trade service fees paid to other exchanges for trade execution.

**Leases**

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using the Exchange's incremental borrowing rate based on the information available at the lease commencement date. As the rate implicit in the lease is not readily determinable in most of our leases, it uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of comprehensive income.

**Fair Value Measurements**

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Exchange's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

- **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.

- **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

- **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

### 3. Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rata share of the earnings or losses of OCC, with a corresponding adjustment in our statement of comprehensive income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment. The Exchange recorded equity earnings of $10 million which is included in interest and other income, net on the consolidated statements of comprehensive income for the year ended December 31, 2023. There were no dividends received for the year ended December 31, 2023.

### 4. Other Intangibles

The following table presents the details of the intangible assets as of December 31, 2023 (in millions):

| | Assigned Value | | Accumulated Amortization | Useful Life |
|---|---|---|---|---|
| Exchange registration and licenses | $ | 790 | $ — | Indefinite |
| Customer relationships | | 185 | (110) | 17 years |
| Trade names | | 57 | — | Indefinite |
| Total | $ | 1,032 | $ (110) | |

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average seventeen year and three year useful life for customer relationships and other intangible assets, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2023, amortization expense of acquired intangible assets was $11 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

| Year Ending December 31: | | |
| --- | --- | --- |
| 2024 | $ | 11 |
| 2025 | | 11 |
| 2026 | | 11 |
| 2027 | | 11 |
| 2028 | | 11 |
| Thereafter | | 20 |
| Total | $ | 75 |

## 5. Income Taxes

The components of the income tax provision for the year ended December 31, 2023 were as follows (in millions):

| **Current:** | | |
| --- | --- | --- |
| Federal | $ | 28 |
| State and local | | — |
| Total current | | 28 |
| **Deferred:** | | |
| Federal | | 6 |
| State and local | | (17) |
| Total deferred | | (11) |
| **Total tax expense** | $ | 17 |

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2023 was as follows:

| | |
| --- | --- |
| Federal statutory rate | 21 % |
| State and local taxes (net of federal benefit) | 6 |
| Uncertain tax positions | (8) |
| Prior year adjustments | (2) |
| State apportionment changes | (8) |
| Effective tax rate | 9 % |

The effective tax rate is lower than the federal statutory rate mainly due to prior year adjustments, uncertain tax positions, and state apportionment changes, partially offset with state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts

used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2023 (in millions):

| | |
|---|---:|
| **Deferred tax assets:** | |
| Liability reserve | 4 |
| Other | 2 |
| Total deferred tax assets | $ 6 |
| | |
| **Deferred tax liabilities:** | |
| Acquired intangible assets | $ (241) |
| Equity investment | (34) |
| Total deferred tax liabilities | (275) |
| Net non-current deferred tax assets/(liabilities) | $ (269) |

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

For the year ended December 31, 2023 the unrecognized tax benefits decreased by $6 million to a total ending balance of $14 million, mainly due to reductions related to settlements with taxing authorities.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2023, the Exchange recognized $11 million of tax benefit for interest and penalties. Accrued interest and penalties were $2 million as of December 31, 2023. Tax years prior to 2015 no longer remain subject to examination.

## 6.  Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2023, expenses of $98 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income.

The Exchange acts as a routing agent of New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Chicago, Inc. by routing orders to other execution

venues that contain the best bid or offer in the market.  The Exchange earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2023, revenues of $11 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of comprehensive income.

As of December 31, 2023, the Exchange had a $49 million receivable and a $371 million payable related to these agreements. Payments of the related party balances are made on an as needed basis and no interest is charged on the balances. Payments of $4 million have been received from affiliates and payments of $30 million have been made to affiliates subsequent to the year ended December 31, 2023.

As of December 31, 2023, the Exchange had a loan receivable from the Parent of $568 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2023, interest income of $27 million has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of comprehensive income.

As of December 31, 2023, the Exchange had no loan payable to ICE. No amounts were borrowed and repaid in 2023 by Archipelago Securities, LLC and Archipelago Trading Services, Inc., subsidiaries of the Exchange, to fund their operations under a revolving note and cash subordination agreement that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2023, interest expense is de minimis and has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of comprehensive income.

**7.  Notes Receivable**

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes, which increases the risk that SROs, including the Company, will not be reimbursed for costs expended to date. Due to the replacement of the original plan processor, promissory impairment charges were recorded in 2019, 2020, and 2023.  $5 million of impairment charges were recorded in 2023.

During the year ended December 31, 2023, total payments to the CAT were $15 million with a net $12 million being recorded to notes receivable in the consolidated balance sheet after a $3 million reserve and provision recorded in professional services in the consolidated statement of comprehensive income. The SEC approved a funding model that shares the cost of the CAT between SROs and broker-dealers in September 2023, however, that approval has been challenged in the United States Court of Appeals for the Eleventh Circuit. If this challenge is successful, there is a risk that SROs will not be reimbursed. As of December 31, 2023, the Exchange has accrued approximately $36 million as a receivable in connection with our portion of expenses related to the CAT implementation. In addition, there are additional

risks to SRO participants related to regulatory actions or fines in connection with a delay in implementation of the CAT.

## 8.  Regulatory Requirements

The Exchange has two subsidiaries that are registered broker-dealers under the Securities Act of 1934; Archipelago Securities LLC ("AS") and Archipelago Trading Services, Inc. ("ATS").  AS acts as a routing agent for various entities of the Parent.  ATS operates an Alternative Trading System designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. As of December 31, 2023 AS and ATS had net capital of $21 million and $5 million, respectively, which was $21 million and $5 million in excess of the net capital requirement, respectively.

## 9.  Property & Equipment

Components of property and equipment as of December 31, 2023 were as follows (in millions):

| | |
|---|---:|
| Computers and equipment | 23 |
| Software, including software development costs | 17 |
| Leasehold improvements | 9 |
| Furniture and fixtures | 1 |
| Right-of-use lease assets | 4 |
| | 54 |
| Less: accumulated depreciation and amortization | (44) |
| Total property, plant and equipment at December 31, 2021 | $ 10 |

For the year ended December 31, 2023, depreciation expense was $2 million.

## 10.  Benefits

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions and expense made for the year ended December 31, 2023 were $69 million related to the Parent's defined contribution plans.

## 11. Leases

The Exchange leases office space and recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized $1 million of rent expense for office space as rent and occupancy within the Exchange's consolidated statement of comprehensive income. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges.

Details of our lease asset recorded to property and equipment, net, current liability recorded to accounts payable and accrued liabilities, and non-current liability recorded to other non-current liabilities in the consolidated balance sheet are as follows (in millions):

|  | As of December 31, 2023 |
|---|---|
| Right-of-use lease asset | $ 4 |
| Current operating lease liability | 1 |
| Non-current operating lease liability | 5 |
| Total operating lease liability | $ 6 |

As of December 31, 2023, we estimate that our operating lease liability will be recognized in the following years (in millions):

|  |  |
|---|---|
| 2024 | $ 1 |
| 2025 | 1 |
| 2026 | 1 |
| 2027 | 2 |
| 2028 | 2 |
| Thereafter | — |
| Lease liability amounts repayable | 7 |
| Interest costs | 1 |
| Total operating lease liability | $ 6 |

## 12. Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

On May 22, 2024, the SEC publicly announced an Order Instituting Cease-And-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing A Cease-And-Desist Order (the "Order"), finding the Exchange and eight other ICE subsidiaries governed by the SEC's Regulation Systems Compliance and Integrity ("Reg SCI") violated Reg SCI and ICE caused such Reg SCI violations. A copy of the Order, the findings of which the Exchange neither admits nor denies, can be found at https://www.sec.gov/files/litigation/admin/2024/34-100206.pdf. ICE paid the applicable fine in full and there is no impact to the Exchange's financial statements.

**13. Subsequent Events**

The Exchange has evaluated subsequent events and transactions through June 28, 2024, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements, except as disclosed in Note 12 above.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2024

Lists of the officers, directors, members of all
standing committees, or persons performing similar
functions are kept up to date and will be made
available to the Securities and Exchange
Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2024

The ownership structure of NYSE Arca, Inc. is as follows:

1.      Full legal name: NYSE Group, Inc.

2.      Title or status: Delaware corporation

3.      Date title or status was acquired: April 13, 2013, as a result of the merger of NYSE Arca Holdings, Inc. with and into NYSE Group, Inc.

4.      Approximate ownership interest: 100%

5.      Whether the person has control: Yes, NYSE Group, Inc. has control

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2024

An alphabetical listing of the members and member organizations of NYSE Arca, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2024

A schedule of NYSE Arca, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.



Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 28, 2024

<u>**VIA KITEWORKS**</u>
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re:     ICE Organizational Chart

In connection with the 2024 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2024 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1]  In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications.  The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or <u>martha.redding@ice.com</u>.

Sincerely,

Enclosure

---

[1]     <u>See</u> Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]     <u>See</u> Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]     <u>See id.</u> at 5, and 82 FR 20671, at 20672.

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
**ice.com**



**INTERCONTINENTAL EXCHANGE, INC.**[7]
**(NYSE: ICE)**

- ICE Mortgage Technology Holdings, Inc. (Refer to page 5 for full structure)
- Interactive Data Holdings Corporation (Refer to page 4 for full structure)
- **INTERCONTINENTAL EXCHANGE HOLDINGS, INC.**
- Hawk Enterprises 1, Inc.
- Hawk Enterprises 2, LLC
- Securities Evaluations, Inc.[5]
- Intercontinental Exchange Property Protection, Inc.
- Super Peach Acquisition Sponsor, LLC
  - Super Peach Acquisition Corp.

**Subsidiaries of INTERCONTINENTAL EXCHANGE HOLDINGS, INC.:**

- ICE Data Derivatives, Inc.
  - Intercontinental Exchange Israel Ltd.
  - Super Derivatives (Singapore) Pte. Ltd.
  - Super Derivatives (India) Private Limited (99.99% ICE Data Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
  - Super Derivatives UK Limited
- ICE Data Indices, LLC
- ICE 5660, LLC
- ICE 4165, LLC
- ICE eConfirm LLC
- ICE Brazil Technology, LLC
  - Enterprises Aviation, LLC
- ICE Trade Vault, LLC[3]
- Chatham Energy, LLC
- 10531561 Canada Inc.
  - CalRock Brokers Inc.[6,17]
  - ICE NGX Canada Inc.[3,17]
    - ICE NGX U.S. Inc.
    - Alberta Watt Exchange Ltd.
- DCFB LLC
- ICE Markets Inc.
  - ICE Markets Corporation
- ICE Data Management Group, LLC
- ICE Data Investment Group, LLC
  - ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
    - Pit Trader, LLC
- ICE U.S. OTC Commodity Markets, LLC
- Bakkt Management Holdings, LLC
- ICE Credit SEF LLC
- ICE Futures U.S., Inc.[3] (fka Board of Trade of City of New York, Inc.)
  - ICE Clear U.S., Inc.[3] (fka New York Clearing Corporation, Inc.)
  - eCops, LLC
  - New York Futures Clearing Corporation (Dormant)
  - Commodities Exchange Center (Dormant)
  - NYSE LIFFE Holdings, LLC
    - NYSE LIFFE US LLC
- BRIX Holding Company, LLC
  - ICE Execution Services, LLC (fka Ballista Securities LLC)
  - Trebuchet Holdings, LLC
- Ballista Holdings, LLC
- ICE Middle East Investments, LLC
  - ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)
    - ICE Futures Abu Dhabi Limited[2,3,12,19,21]
- ICE U.S. Holding Company GP LLC
- ICE US Holding Company LP LLC
  - ICE US Holding Company LP <1% Class A: ICE US Holding Company GP LLC (as GP) >99% Class A: Intercontinental Exchange Holdings, Inc. (as LP) 37.5% Class B: ICE US Holding Company LP LLC 9% Class B: Creditex Group Inc. 53.5% Class B: Third-Party Companies
    - The Clearing Corporation[3] (Dormant)
      - Guaranty Clearing Corporation (Dormant)[3]
    - ICE Clear Credit LLC[3,5]
    - ICE Processing, LLC (fka T-Zero Processing Services, LLC)
    - Creditex, LLC
      - Creditex Singapore Pte Limited
    - CreditTrade, Inc.
      - ICE Bonds Securities Corporation (fka Creditex Securities Corporation)[4,5,18]
    - QW Holdings, LLC
      - Q-WIXX B Sub, LLC
      - Q-WIXX International Limited
- Radiate, Inc.
- Creditex Holdco, LLC
- Creditex Group, Inc.
- TradeCapture OTC Holdings, Inc.
  - TradeCapture OTC Corp
    - Tap and Trade, Inc.
  - ICE MT India Private Limited (99.9998% IntercontinentalExchange International Inc.), 0.0002% Capsilon Holdings S.a.r.l. (Luxembourg)
  - ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
- ICE ETF Hub, LLC
- ICE Swap Trade, LLC[3]
  - ICE Securities Execution & Clearing, LLC[4,5,18]
- ICE Credit Hub, LLC
- NYSE Holdings LLC (Refer to Page 2 for full structure)
  - Intercontinental Exchange International, Inc.
    - ICE UK GP, LLC
    - ICE UK LP, LLC
      - ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
        - ICE Europe Parent Limited
          - Refer to Page 3 for full ICE Europe Parent Ltd Org Structure

**KEY TO REGULATED ENTITIES**

1. MANITOBA SECURITIES COMMISSION
2. UK FINANCIAL CONDUCT AUTHORITY
3. US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4. US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5. US SECURITIES AND EXCHANGE COMMISSION (SEC)
6. NATIONAL FUTURES ASSOCIATION (NFA)
7. Publicly listed company subject to the rules and requirements of the NYSE and SEC
8. BANK OF ENGLAND (BoE)
9. FCA Regulated Recognised Investment Exchange (RIE)
10. BoE Supervised Recognised Clearing House (RCH)
11. FEDERAL RESERVE BOARD OF GOVERNORS
12. MONETARY AUTHORITY OF SINGAPORE
13. NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14. DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15. ESMA REGISTERED TRADE REPOSITORY
16. AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17. ALBERTA SECURITIES COMMISSION
18. MUNICIPAL SECURITIES RULEMAKING BOARD
19. ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
20. MULTISTATE MONEY TRANSMITTER REGULATORS
21. Swiss Financial Market Supervisory Authority (FINMA)

UNITED STATES     FOREIGN AFFILIATE

# ICE Corporate Structure as of June 1, 2024

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED







# ICE Corporate Structure as of June 1, 2024

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



**ICE Corporate Structure as of June 1, 2024**
ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

INTERCONTINENTAL EXCHANGE, INC.[7]
(NYSE: ICE)

ICE Mortgage Technology Holdings, Inc.

ICE Mortgage Technology, Inc.

Black Knight Inc.

ICE Mortgage Services, LLC

Simplifile Holdings, Inc.

Closing Technology & Services, Inc.

Capsilon Holdings, S.a.r.l.

Black Knight Financial Services, Inc.

MERSCORP Holdings, Inc.

Simplifile LC

Black Knight Financial Services, LLC

Mortgage Electronic Registration Systems, Inc.

ICE MT Poland Sp Z.O.O. (99% Capsilon Holdings, S.a.r.l., 1% Capsilon Holdings Limited (Mauritius))

Capsilon Holdings Limited

ICE MT, LLC (99.9% Capsilon Holdings, S.a.r.l., 0.1% Capsilon Holdings Limited (Mauritius))

BKFS I Services, LLC

Black Knight InfoServ, LLC

Black Knight Government Solutions, LLC

Black Knight Technologies, LLC

Black Knight Data & Analytics, LLC

Black Knight IP Holding Company, LLC

TOMN Holdings, Inc.

Black Knight Servicing Technologies, LLC

Optimal Blue I, LLC

Collateral Analytics, LLC

eMBS LLC

UNITED STATES

FOREIGN AFFILIATE